Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying unaudited condensed interim financial statements for the three and six months ended June 30, 2024 and 2023 and related notes. In addition, this MD&A should be read in conjunction with the audited annual financial statements and the related notes for the years ended December 31, 2023 and December 31, 2022. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”), and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is August 9, 2024.

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG. The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “New Found Gold Corp’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Exploration Update” with an effective date of April 18, 2024, prepared by Dr. Roy Eccles, M.Sc., P.Geol., P.Geo of Apex Geoscience, Mark K. Jorgensen, B.Sc., QP Metallurgy of Jorgensen Engineering and Technical Services, LLC and Gary Simmons, B.SC., QP Metallurgy of GL Simmons Consulting, LLC in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at 555 Burrard Street, P.O. Box 272, Vancouver, British Columbia V7X 1M8, and its registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”. On September 29, 2021, the Company also listed its shares on the NYSE American stock exchange under the symbol “NFGC”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The Queensway Project is comprised of 103 mineral licenses, including 7,024 claims comprising 175,600ha of land located near Gander, Newfoundland and Labrador. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the northern portion of the project and has high voltage electric transmission lines running through the project area. The Queensway Project is divided into two blocks, Queensway North (“QWN”) which is designated to the claim group north of Gander Lake and Queensway South (“QWS”) which is the property portion located south of Gander Lake.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Vijay Mehta, Denis Laviolette, Ray Threlkeld and Douglas Hurst.

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway project consists of licences that were acquired by New Found through 1) online map staking with the Government of NL, 2) the successful completion of a series of option agreements (9 option agreements), 3) licences originally acquired by Palisades Resources Corp, which was renamed NFG in June 2017 and 4) purchase agreements.

In addition, five licences are currently owned by separate licence holders and are subject to NFG satisfying conditions of an option agreement (the “VOA Option Agreement”) between Aidan O’Neil, Suraj Amarnani, Josh Vann and VOA Exploration Inc. (collectively, the “Optionors”) and New Found.

On April 21, 2024, the Company entered into a property purchase agreement with Labrador Gold Corp. (“LabGold”) to acquire a 100% interest in LabGold’s Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold (the “Transaction”). As consideration, the Company agreed to issue to LabGold such number of common shares in New Found equal to $20,000,000 divided by the closing price of the Company’s shares on the TSX Venture Exchange on the last trading day prior to the closing date of the Transaction. The Transaction closed on July 9, 2024. Pursuant to the acquisition, the Company issued 5,263,157 common shares to LabGold. This acquisition resulted in expansion of the project by 7,775ha and gaining approximately 13.5km of strike along the Appleton Fault Zone.

In May 2024, New Found also completed a purchase agreement with Sky Gold Corp. expanding the project by 4,800ha.

Subsequent to June 30, 2024, the Company entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”) to purchase part of each Vendor’s royalty interest in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty underlying several zones at the Company’s Queensway project (the “Royalty Interests”). Under the terms of the Royalty Purchase Agreements, as consideration for the Royalty Interests, the Company will pay $650,000 cash consideration and issue 100,000 common shares to each Vendor, for an aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 common shares. The Company has the right to purchase the remaining 1% net smelter returns royalty from the Vendors for an aggregate price equal to $1,000,000 (the “Repurchase Price”) by November 12, 2024, payable by (i) an aggregate of $100,000 and (ii) an additional $4,950, in the aggregate, per year until the Repurchase Price has been satisfied. The transaction closed on August 8, 2024. Pursuant to the acquisition, the Company paid $1,950,000 and issued 300,000 common shares to the Vendors.

The optioned lands also carry various net smelter royalties which are summarized in the table below.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project mineral licence description and status (reported by blocks of contiguous licences/claims)

A) Queensway North Block

												NSR
									Annual		NSR	Buyback
			No. of	Area		Issued	Renewal	Report Due	Maximum	Expenses Due	Royality	Provision
Licence No.	Title Holder	Location	Claims	(km²)	Status	Date	Date	Date	Expenses Due	Date	(%)	(%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.50	Issued	1999-05-17	2025-05-19	2026-07-16	$358.75	2029-05-17	2.5	1
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.50	Issued	1998-11-13	2024-11-13	2025-01-13	N/A	N/A	0.4	0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.50	Issued	2014-06-12	2029-06-12	2025-08-11	$2,685.01	2033-06-12	1	1
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3.00	Issued	2014-11-06	2024-11-06	2026-01-05	$7,821.03	2033-11-06	1.6	1
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1.00	Issued	2001-12-31	2024-12-31	2026-03-02	$4,861.69	2027-12-31	1	0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.50	Issued	2001-12-31	2024-12-31	2026-03-02	$4,124.62	2027-12-31	1	0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3.00	Issued	2001-02-19	2025-02-19	2025-04-21	$9,549.76	2027-02-19	1	1
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2026-06-08	$12,967.14	2034-04-07	0.6	0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4.00	Issued	2016-04-07	2026-04-07	2026-06-08	$18,861.30	2034-04-07	1	0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2026-06-08	$4,715.32	2034-04-07	0.6	0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2026-06-08	$12,967.14	2034-04-07	1	0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016-04-07	2026-04-07	2026-06-08	$3,536.49	2034-04-07	1	0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2026-06-08	$2,698.66	2034-04-07	1	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2.00	Issued	2016-04-11	2026-04-13	2026-06-10	$9,430.64	2034-04-11	1.6	1
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016-04-12	2026-04-13	2025-06-11	$2,697.76	2032-04-12	1.6	1
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016-04-21	2026-04-21	2025-06-20	$344.78	2031-04-21	1.6	1
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1.00	Issued	2016-05-05	2026-05-05	2026-07-06	$4,715.32	2034-05-05	1.6	1
023940M	New Found Gold Corp.	Gander River	44	11.00	Issued	2016-05-09	2026-05-11	2025-07-08	N/A	2033-05-09	0	0
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016-05-19	2026-05-19	2025-07-18	$10,290.02	2034-05-19	1	1
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016-06-07	2026-06-08	2026-08-06	$7,421.32	2034-06-07	1.6	1
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2025-08-29	$4,048.00	2034-06-30	1.6	1
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2025-08-29	$295.52	2031-06-30	1.6	1
024112M	New Found Gold Corp.	Gander River	4	1.00	Issued	2016-08-25	2026-08-25	2024-10-24	$4,800.00	2032-08-25	1.5	0
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016-09-13	2026-09-14	2025-11-12	$4,577.07	2033-09-13	0.4	0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016-09-15	2026-09-15	2025-11-14	$13,686.81	2033-09-15	1	1
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.50	Issued	2016-09-15	2026-09-15	2025-11-14	$5,492.49	2033-09-15	1.6	1
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2025-11-14	$366.17	2033-09-15	1.6	1
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2025-11-14	$366.17	2033-09-15	1.6	1
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1.00	Issued	2016-10-24	2026-10-26	2025-12-23	$732.33	2033-10-24	0.4	0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3.00	Issued	2016-10-24	2026-10-26	2025-12-23	$7,821.03	2033-10-24	0.4	0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32.00	Issued	2016-10-24	2026-10-26	2025-12-23	$23,434.62	2033-10-24	0.4	0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14.00	Issued	2016-10-24	2026-10-26	2025-12-23	$36,498.14	2033-10-24	1.6	1
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017-04-27	2027-04-27	2026-06-26	$14,167.99	2034-04-27	1.6	1
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017-05-04	2027-05-04	2026-07-03	$15,324.80	2034-05-04	1	0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018-05-31	2028-05-31	2026-07-30	$2,636.49	2034-05-31	2.2	1
027636M	New Found Gold Corp.	Gander River	110	27.50	Issued	2016-10-24	2026-10-26	2024-12-23	$132,000.00	2033-10-24	1	0
027637M	New Found Gold Corp.	Gander River	154	38.50	Issued	2016-10-24	2026-10-26	2024-12-23	$91,572.04	2028-10-24	1	0
030714M	New Found Gold Corp.	King's Point, Gander Lake	8	2.00	Issued	2020-05-02	2025-05-02	2026-07-01	$2,324.47	2033-05-02	1	0
035197M	Aidan ONeil	South Pond	130	32.50	Issued	2022-11-10	2027-11-10	2025-01-09	$5,165.81	2025-11-10	0	0
035198M	Suraj Amarnani	Fourth Pond	168	42.00	Issued	2022-11-10	2027-11-10	2025-01-09	$94,483.67	2031-11-10	0	0
035204M	New Found Gold Corp.	Gander River	3	0.75	Issued	2022-11-10	2027-11-10	2025-01-09	$710.00	2031-11-10	1	0
035209M	New Found Gold Corp.	South Pond	2	0.50	Issued	2022-11-10	2027-11-10	2025-01-09	$29.15	2025-11-10	0	0
035681M	New Found Gold Corp.	The Outflow, Central NL	4	1.00	Issued	2023-03-16	2028-03-16	2026-05-15	$109.76	2028-03-16	0	0
n=43 licences		Totals	1135	283.75

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

B)  Queensway South Block

												NSR
									Annual		NSR	Buyback
			No. of	Area		Issued	Renewal	Report Due	Maximum	Expenses Due	Royality	Provision
Licence No.	Title Holder	Location	Claims	(km²)	Status	Date	Date	Date	Expenses Due	Date	(%)	(%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NI	5	1.25	Issued	2014-06-12	2029-06-12	2024-08-12	$39.49	2025-06-12	1	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NI	1	0.25	Issued	2014-06-13	2029-06-13	2025-08-12	$643.08	2026-06-13	1	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NI	1	0.25	Issued	2014-08-25	2024-08-25	2025-10-24	$144.84	2026-08-25	1	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.50	Issued	2015-08-12	2025-08-12	2025-10-13	$1,600.08	2027-08-12	1	0.5
023495M	New Found Gold Corp.	Northwest Gander River, Central N	5	1.25	Issued	2015-11-19	2025-11-19	2026-01-19	$479.97	2025-11-19	1	0.5
023498M	New Found Gold Corp.	Northwest Gander River, Central N	8	2.00	Issued	2015-11-19	2025-11-19	2026-01-19	$732.12	2025-11-19	1	0.5
024435M	New Found Gold Corp.	Greenwood Pond, Central NL	7	1.75	Issued	2016-11-21	2026-11-23	2026-01-20	$2,872.25	2026-11-21	1	0.5
024436M	New Found Gold Corp.	Greenwood Pond, Central NL	3	0.75	Issued	2016-11-21	2026-11-23	2026-01-20	$96.41	2026-11-21	1	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.50	Issued	2016-12-12	2026-12-14	2025-02-10	$7,226.71	2024-12-12	1	0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016-12-12	2026-12-14	2025-02-10	$6,884.46	2024-12-12	1	0
024559M	New Found Gold Corp.	Northwest Gander River, Central N	256	64.00	Issued	2016-12-12	2026-12-14	2025-02-10	$15,237.34	2024-12-12	1	0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016-12-12	2026-12-14	2026-02-10	$11,097.19	2025-12-12	1	0
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2026-02-10	$122,488.98	2025-12-12	1	0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016-12-12	2026-12-14	2025-02-10	$14,317.32	2024-12-12	1	0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59.00	Issued	2016-12-12	2026-12-14	2025-02-10	$6,793.68	2024-12-12	1	0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3.00	Issued	2016-12-12	2026-12-14	2026-02-10	$1,762.25	2025-12-12	1	0
024566M	New Found Gold Corp.	Gander Lake, Central NL	125	31.25	Issued	2016-12-12	2026-12-14	2025-02-10	$10,813.58	2024-12-12	1	0
024567M	New Found Gold Corp.	Gander Lake, Central NL	106	26.50	Issued	2016-12-12	2026-12-14	2025-02-10	$9,023.39	2024-12-12	1	0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.50	Issued	2016-12-12	2026-12-14	2025-02-10	$7,289.42	2024-12-12	1	0
024569M	New Found Gold Corp.	Southwest Gander River, Central N	221	55.25	Issued	2016-12-12	2026-12-14	2025-02-10	$19,505.91	2024-12-12	1	0
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016-12-12	2026-12-14	2025-02-10	$3,117.21	2024-12-12	1	0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016-12-12	2026-12-14	2026-02-10	$47,155.68	2025-12-12	1	0
025766M	New Found Gold Corp.	Pauls Pond, Central NL	163	40.75	Issued	2016-12-12	2026-12-14	2025-02-10	$4,539.43	2024-12-12	1	0
027379M	New Found Gold Corp.	Gander Outflow	6	1.50	Issued	2020-08-22	2025-08-22	2024-10-21	$1,230.10	2024-08-22	3	0
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36.00	Issued	2020-05-02	2025-05-02	2025-07-01	$34,731.62	2027-05-02	1	0
030711M	New Found Gold Corp.	Gander Outflow	44	11.00	Issued	2020-05-02	2025-05-02	2024-07-01	$23,302.26	2026-05-02	2	0
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56.00	Issued	2020-05-02	2025-05-02	2025-07-01	$47,522.32	2027-05-02	1	0
030722M	New Found Gold Corp.	Hunt's Pond	149	37.25	Issued	2020-05-02	2025-05-02	2025-07-01	$30,010.98	2027-05-02	0	0
030726M	New Found Gold Corp.	Joe's Feeder Cove	5	1.25	Issued	2020-05-02	2025-05-02	2025-07-01	$897.44	2030-05-02	1	0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020-05-02	2025-05-02	2025-07-01	$41,369.89	2027-05-02	1	0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020-05-02	2025-05-02	2025-07-01	$36,702.51	2027-05-02	1	0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020-05-02	2025-05-02	2025-07-01	2,401.86	2027-05-02	1	0
030739M	New Found Gold Corp.	Great Gull River	224	56.00	Issued	2020-05-02	2025-05-02	2025-07-01	$40,675.13	2027-05-02	1	0
030740M	New Found Gold Corp.	Ribbon Ponds	1	0.25	Issued	2020-05-02	2025-05-02	2025-07-01	$198.64	2027-05-02	0	0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.50	Issued	2020-05-02	2025-05-02	2025-07-01	$1,136.80	2029-05-02	1	0
030742M	New Found Gold Corp.	Steeles Brook	32	8.00	Issued	2020-05-02	2025-05-02	2025-07-01	$5,810.74	2027-05-02	1	0
030745M	New Found Gold Corp.	Dead Wolf Brook	101	25.25	Issued	2020-05-02	2025-05-02	2025-07-01	$21,427.48	2027-05-02	1	0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020-05-02	2025-05-02	2025-07-01	$1,609.79	2030-05-02	1	0
030747M	New Found Gold Corp.	Owl Pond	37	9.25	Issued	2020-05-02	2025-05-02	2025-07-01	$7,849.66	2027-05-02	1	0
030748M	New Found Gold Corp.	Southwest Pond	140	35.00	Issued	2020-05-02	2025-05-02	2025-07-01	$29,701.44	2027-05-02	1	0
030752M	New Found Gold Corp.	Miguel's Lake	78	19.50	Issued	2020-05-02	2025-05-02	2025-07-01	$16,547.95	2027-05-02	1	0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020-05-02	2025-05-02	2025-07-01	$974.79	2029-05-02	1	0
030754M	New Found Gold Corp.	Little Gander Lake	172	43.00	Issued	2020-05-02	2025-05-02	2025-07-01	$36,490.34	2027-05-02	0	0
030755M	New Found Gold Corp.	Rocky Brook	30	7.50	Issued	2020-05-02	2025-05-02	2025-07-01	$6,364.60	2027-05-02	0	0
030756M	New Found Gold Corp.	Southwest Pond	88	22.00	Issued	2020-05-02	2025-05-02	2025-07-01	$18,669.49	2027-05-02	1	0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	202-05-02	2025-05-02	2025-07-01	$9,546.89	2027-05-02	0	0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31.00	Issued	2020-05-02	2025-05-02	2025-07-01	$26,307.00	2027-05-02	0	0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020-05-02	2025-05-02	2025-07-01	$41,695.49	2026-05-02	1	0
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020-05-02	2025-05-02	2025-07-01	$7,849.66	2027-05-02	1	0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020-05-02	2025-05-02	2025-07-01	$9,888.86	2027-05-02	0	0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.50	Issued	2022-10-13	2027-10-13	2025-12-12	$235.85	2029-10-13	0	0
035338M	New Found Gold Corp.	Gillingham's Pond	53	13.25	Issued	2023-01-05	2028-01-05	2025-03-06	$10,692.88	2026-01-05	0	0
036670M	New Found Gold Corp.	Careless Brook, Central NL	6	1.50	Issued	2023-10-26	2028-10-26	2025-12-25	$1,210.52	2026-10-26	0	0
n=53 licences		Totals	5337	1334.25

C)        Twin Ponds Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Maximum Expenses Due	Expenses Due Date	NSR Royality (%)	NSR Buyback Provision (%)
024270M	New Found Gold Corp.	Island Pond, Central NL	107	26.75	Issued	2016-10-24	2026-10-26	2024-12-23	$50,987.79	2028-10-24	1.6	1
024274M	New Found Gold Corp.	Twin Ponds, Central NL	77	19.25	Issued	2016-10-24	2026-10-26	2024-12-23	$34,380.34	2028-10-24	1.6	1
035048M	Suraj Amarnani	Twin Ponds	42	10.50	Issued	2022-09-29	2027-09-29	2024-11-28	$1,658.89	2025-09-29	0	0
n=3 licences		Totals	226	56.50

D) Ten Mile Duder Lake Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Maximum Expenses Due	Expenses Due Date	NSR Royality (%)	NSR Buyback Provision (%)
035047M	Aidan ONeil	Ten Mile-Duder Lake	209	52.25	Issued	2022-09-29	2027-09-29	2024-11-28	$8,279.87	2025-09-29	0	0
035050M	Josh Vann	Ten Mile Lake	2	0.50	Issued	2022-09-29	2027-09-29	2024-11-28	$29.15	2025-09-29	0	0
n=2 licences		Totals	211	52.75

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

E)        Bellman’s Pond Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Maximum Expenses Due	Expenses Due Date	NSR Royality (%)	NSR Buyback Provision (%)
030775M	New Found Gold Corp.	Bellman's Pond	1	0.25	Issued	2020-05-02	2025-05-02	2025-07-01	$73.18	2025-05-02	0	0
n=1 licence		Totals	1	0.25

F)        Little Rocky Brook Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Maximum Expenses Due	Expenses Due Date	NSR Royality (%)	NSR Buyback Provision (%)
030777M	New Found Gold Corp.	Little Rocky Pond, Gander River	114	28.50	Issued	2020-05-02	2025-05-02	2025-07-01	$9,882.70	2025-05-02	0	0
n=1 licence		Totals	114	28.50

Queensway Project – Claim Groups

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Clarke's Head
035047M
035050M
030775M
030777M
027637M
035048M
035197M
035209M
023940M
024274M
035204M
027636M
024268M
023864M
035198M
024136M
026074M
023863M
023860M
024031M
023881M
024026M
006821M
024112M
023862M
023087M
023874M
007984M
023720M
024264M
023861M
024997M
Appleton
023804M
023721M
024266M
022216M
024140M
Gander
035681M
023866M
024141M
023875M
030670M
022491M
030711M
023962M
023916M
027379M
024138M
024265M
030714M
024139M
025008M
Legend
VOA Option
Lab Gold Purchase
QWN Licenses
QWS Licenses
Non-Contiguous
Bellman's Pond
Little Rocky Brook
Ten Mile Lake
Twin Ponds
Community
Highways
NEWFOUND GOLD CORP
Queensway Gold Project
Queensway South Licences
Newfoundland
Michael B. Regular, P.Geo.
0 2 4 8 12 16
Kilometers
650000
660000
670000
680000
5460000
5450000
5440000
5430000
5420000

Queensway Project – Queensway North mineral licences, and the separate licences of Twin Ponds, Ten Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway North
Queensway South
036670M
030711M
027379M
024560M
030768M
025087M
030746M
030753M
024565M
024566M
030722M
035338M
030726M
024567M
030741M
024569M
030710M
030771M
024562M
023239M
024571M
030763M
022236M
024559M
022342M
030727M
022260M
024436M
030745M
023498M
023495M
024435M
025766M
030737M
024568M
024570M
030756M
024563M
024557M
024558M
024561M
030748M
030752M
030755M
030733M
030763M
030740M
030739M
030754M
030747M
030765M
030716M
030742M
Legend
QWN Licenses
QWS Licenses
Highways
NEWFOUND GOLD CORP
Queensway Gold Project
Queensway South Licences
Newfoundland
Michael B. Regular, P.Geo.
Kilometers
0
3
6
12
18
24
620000
630000
640000
650000
660000
5420000
5410000
5400000
5390000
5380000
5370000
5360000
N

Queensway Project – Queensway South mineral licences

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Locations of Gold Prospects

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Queensway North Gold Prospects

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Queensway South Gold Prospects

Environmental and Exploration Permitting

NFG is responsible for obtaining all permits in accordance with the laws of Newfoundland and Labrador to conduct exploration activities at the Queensway Property. Exploration activities require approval from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. These specify the activities that are allowed in the area; they are typically valid for one year and can be renewed.

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

The different permits and licence requirements in the province of Newfoundland and Labrador can include:

1.	Exploration Approvals: An Exploration Approval Permit enables an exploration company to conduct prospecting, rock and soil geochemistry, line cutting, trenching, bulk sampling, airborne and/or ground geophysical surveys, fuel storage, ATV usage, diamond drilling, etc.

2.	Water Use Licence: Activities that require water to be drawn from surface waterways or from aquifers require a Water Use Licence. These are typically valid for five years and can be renewed. These permits are no longer needed for drilling and trenching activities.

3.	Licence to Occupy: Required if a camp location was to be used for a period longer than that which was allowed as part of the Exploration Approval Permit. This permit is obtained from the Provincial Department of Crown lands. These are typically valid for five years and can be renewed.

4.	Section 39 Permit: When field activities occur within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed.

5.	Section 48 Permit: If exploration activities include stream crossings and/or fording, or any work in and around any body of water, the Water Resources Management Division must be contacted to obtain a Section 48 Permit to Alter a Water Body under the Water Resources Act, 2002.

6.	Forestry Permits: NFG shall contact the nearest Forest Management District Office to obtain the following permits prior to commencing any activity as required.

a.	A commercial harvesting permit before the start of the exploration program if trees must be cut for access to exploration sites on Crown lands.

b.	An operating permit if operations are to take place on forest land during the forest fire season (May-September).

c.	During the forest fire season, a permit to burn must be obtained to ignite a fire on or within 300 m of forest land. NFG has never needed this permit.

7.	Development Permit: Any activity that meets the definition of development under the Urban and Rural Planning Act, 2000, within a municipal planning area/boundary will require application and permit from the Municipality.

The table below summarizes the permits, licences, and approvals that have currently been granted to NFG:

•	Exploration Approvals (prefixed with E).

•	Water Use Licences (prefixed with WUL).

•	PPWSA Section 39 Permits (prefixed with PRO).

•	Section 48 Permits to Alter a Water Body (prefixed with ALT).

•	Other environmental permits.

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of Queensway South, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

Mineral licence 035198M in Queensway North encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites. The two known archaeological sites in UTM Zone 21N NAD83 are: 1) 662938 m Easting, 5435800.33 m Northing and 2) 670038.33 m Easting, 5439264.60 m Northing.

With respect to title, mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M are owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively. Hence, NFG mineral rights ownership of these licence areas and the mineral occurrences that may occur within them are subject to successful completion of conditions of a single Option Agreement in place.

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Fault Zone (“JBPFZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on QWS.

Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPFZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25km and 70km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)            A 350 kV HVdc direct current line which passes through the approximate centre of QWS licences;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the QWN licences;

3)	And a 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the QWN licences and follows the TCH and secondary routes.

Historical Work

There has been over 29,200 metres of core in 238 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPFZ; the exploration drilling has been spread out amongst individual zones with drilling along 5km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha, and Grouse zones. Drilling at the JBPFZ has focussed along 3km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 Zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Paul’s Pond showing, Aztec and A-Zone extension, and the Goose zone.

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils, and rock samples. This amounts to roughly 2,500 till samples, over 14,000 soil samples and 6,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold-in-soil or gold-in-till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPFZ, or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches completed to date. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

600000
640000
680000
5440000
5400000
TMDL
Lewisporte
EXPLOITS SUBZONE
BP
SP
LRB
Botwood
TP
QWN
Bishop's Falls
Glenwood & Appleton
Gander
Grand Falls - Windsor
Gander River Ultramafic Complex (GRUC)
Mount Peyton Intrusive Suite
Dog Bay Line (DBL)
QWS
Gander Group
Davidsville Group
Property Outline: Blocks
Bellman's Pond
Little Rocky Brook
Queensway North
Queensway South
South Pond
Ten Mile-Duder Lake
Twin Ponds
Legend
City/Town
Road
Drainage
Fault
Main Fault Zone
Waterbody
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Bedrock Geology in the Queensway Property Area
1:700,000
UTM N83 Zone 21
Jan 2023
0
20
km
APEX Geoscience Ltd.

Queensway Project – Geological context of the Queensway Project Geological map from Colman-Sadd et al., 1990.

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

Queensway Project- Integrated geological map of lithology, shear zones and gold showings in Queensway North.

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPFZ which includes the H-Pond, Pocket Pond, Glass, Logan, and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats, and Bowater showings.

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

Queensway Drill Program

On August 17, 2020, the Company announced it had initiated a 100,000m HQ-size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it had increased the drilling program started in 2020 to a total of 200,000m; this program was further expanded on October 15, 2021, to 400,000m, followed by another extension to 500,000m on January 3, 2023, and then to 650,000m on January 4, 2024. This program is ongoing, and the Company currently has 4 drills operating in Q1 2024.

In 2020, the Company completed 67 drill holes for a total of 13,593m that expanded the Keats zone and lead to the discovery of Lotto and Golden Joint zones.

In 2021, the Company completed an additional 424 drill holes totalling 115,845m largely focused on expanding Keats, Golden Joint, Lotto, 1744, and Pocket Pond zones.

In 2022, a total of 188,714m was completed in 677 holes that lead to the discoveries of Keats North, Keats West, Lotto North and further expanded Keats, Golden Joint, and Lotto zones in addition to continued systematic testing along the AFZ. The Company also completed a regional diamond drilling program designed to test high-priority targets at both Twin Ponds and QWS projects; both programs are the first phase of drilling completed by the Company. The QWS program targeted an area 50km south of the Keats Zone with a high concentration of gold anomalies surrounding the southern extension of the AFZ. This program generated encouraging results with twenty-seven holes returning significant gold mineralization and 10 holes across 4 targets containing visible gold. The exploration drilling program was designed to test a variety of targets in and around Paul’s Pond, Goose, Eastern Pond, and Greenwood #2 prospects and resulted in the discovery of the Paul’s Pond and Devil’s Pond trends.

In 2023, a total of 196,115m was completed in 1,001 holes that lead to several discoveries including Iceberg, Iceberg East, K2, Monte Carlo, Jackpot, and Honeypot. Drilling rapidly expanded on these new discoveries, in addition to extending Keats West, Golden Joint, and Keats. Notably the strike length of the Keats-Baseline Fault Zone was extended to 1.9km with the addition of Iceberg and Iceberg East discoveries. Regional exploration programs included the completion of a first pass drilling program on the newly optioned VOA ground that covers the northern extension of the AFZ testing 10 target areas. This program identified multiple areas with anomalous gold for follow-up drilling. A second phase of drilling at QWS was also completed, wrapping up in early 2024 and included follow-up work at the Paul’s Pond trend in addition to testing a number of new target areas. This program successfully expanded mineralization at Astronaut and Nova in the Pauls Pond area to depth and identified a new zone near Bernards Pond named “Camp Zone”. Other notable programs in 2023 include the completion of the 3D seismic data acquisition by HiSeis and the excavation of the Keats trench. The Company has received the seismic data, consultant interpretations and targeting products and are in part, guiding deeper drilling programs. Trenching of the near-surface high-grade segment of the Keats zone finished in October 2023, along with preliminary mapping; a detailed sampling and mapping program is underway.

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

The current drilling program is designed to test multiple exploration targets and zones along the 9.45km of the AFZ at Queensway North and 46,347m have been drilled so far in 2024. The primary focus at Queensway North is on the expansion of known zones of mineralization and testing key discovery areas at depth utilizing the seismic data such as at Keats, Iceberg, Keats West, K2, Lotto, and Jackpot in addition to new targets generated by the seismic interpretation. The deep drilling program commenced in March 2024 and the first few results have identified nine new gold zones at depth and extended the vertical depth of the known mineralization at Queensway to 820m. Meters have also been allocated to regional programs at QWS and at the newly acquired Kingsway mineral licences, a transaction that was completed in July 2024. Regional diamond drilling programs are testing drill-ready targets generated through grassroots exploration activities in addition to follow-up programs from previously completed drill programs. Surface trenching of Iceberg also commenced in early July 2024 and will expose a 220m x 150m wide area of bedrock corresponding to a core segment of the Iceberg Zone which will allow for a detailed analysis of the geological and structural models currently defined through drilling.

The majority of drilling to date has occurred along the northern segment of the AFZ with drill counts ranging from 4-15 and a project-wide year-to-date total of 562,600m has been completed in 2,349 holes.

Queensway Project summary of drillholes from diamond drilling programs

A) Queensway North
		2019		2020		2021		2022		2023		2024 Q1		2024 Q2		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
798	QWN	-	-	-	-	2	469	-	-	-	-	-	-	-	-	2	469
1744	QWN	2	522	-	-	23	7,066	3	1,398	-	-	-	-	-	-	28	8,986
Big Dave	QWN	-	-	-	-	-	-	24	7,792	-	-	-	-	-	-	24	7,792
Cokes	QWN	-	-	-	-	11	3,395	19	5,313	38	6,243	7	665	-	-	75	15,616
Dome	QWN	2	116	5	993	5	1,107	13	4,117	4	1,212	-	-	-	-	29	7,545
Everest	QWN	-	-	-	-	-	-	15	4,594	14	3,643	-	-	8	2,663	37	10,900
Gambit	QWN	-	-	-	-	-	-	-	-	3	552	-	-	-	-	3	552
Gander Outflow	QWN	-	-	-	-	-	-	2	1,345	-	-	10	1,760	-	-	12	3,105
Glass	QWN	4	879	-	-	-	-	2	679	-	-	-	-	-	-	6	1,558
Golden Bullet	QWN	-	-	-	-	-	-	1	572	2	634	-	-	-	-	3	1,206
Golden Joint	QWN	-	-	-	-	49	16,018	24	7,040	30	3,977	-	-	-	-	103	27,035
H Pond	QWN	-	-	-	-	-	-	-	-	4	1,373	-	-	-	-	4	1,373
Honeypot	QWN	-	-	-	-	-	-	10	2,611	28	5,099	8	1,292	9	1,674	55	10,676
Iceberg	QWN	-	-	-	-	4	1,365	8	2,111	117	29,393	-	-	-	2,924	129	35,793
Iceberg Alley	QWN	-	-	-	-	-	-	1	353	27	3,673	5	817	5	1,333	38	6,176
Iceberg East	QWN	-	-	-	-	-	-	6	1,774	89	16,760	2	1,480	1	986	98	21,000
Jackpot	QWN	-	-	-	-	-	-	9	2,562	60	10,783	4	1,299	10	2,542	83	17,185
K2	QWN	-	-	-	-	5	1,129	17	4,477	103	17,426	23	4,438	-	-	148	27,471
K2 West	QWN	-	-	-	-	-	-	-	-	5	1,030	-	-	-	-	5	1,030
Keats	QWN	2	469	41	8,370	194	51,247	85	24,179	38	7,661	-	-	-	-	360	91,927
Keats North	QWN	-	-	-	-	-	-	74	20,141	47	6,410	-	-	-	-	121	26,551
Keats West	QWN	-	-	-	-	2	748	67	14,127	86	15,201	6	528	5	3,215	166	33,819
Keats South	QWN	-	-	-	-	12	4,091	47	24,461	25	5,006	-	-	6	4,155	90	37,713
Kings Point	QWN	-	-	-	-	-	-	-	-	5	787	-	-	-	-	5	787
Knob	QWN	-	-	-	-	14	2,664	24	3,621	-	-	-	-	-	-	38	6,286
Rocket	QWN	-	-	-	-	2	492	29	6,064	5	769	6	950	-	-	42	8,275
Little Zone	QWN	-	-	6	769	-	-	-	-	19	3,881	2	151	1	1,121	28	5,922
Lonely Mountain	QWN	-	-	-	-	-	-	-	-	3	567	-	-	-	-	3	567
Lotto	QWN	-	-	13	3,032	45	13,405	34	8,444	4	1,018	-	-	-	156	96	26,055
Lotto North	QWN	-	-	-	-	4	674	42	10,406	33	7,248	2	931	5	1,457	86	20,715
Monte Carlo	QWN	-	-	-	-	-	-	21	4,664	81	16,951	3	1,185	10	2,662	115	25,462
Pocket Pond	QWN	-	-	-	-	42	9,677	4	1,052	8	1,789	-	-	-	-	54	12,518
Powerline	QWN	-	-	-	-	3	595	9	1,832	43	8,033	-	-	-	-	55	10,460
Road	QWN	-	-	2	429	1	284	3	819	9	2,121	12	2,135	-	-	27	5,789
TCH (Trans Canada Highway)	QWN	-	-	-	-	2	449	25	8,161	-	-	-	-	-	-	27	8,609
TCW (Trans Canada West)	QWN	-	-	-	-	-	-	14	3,321	8	2,210	-	-	-	-	22	5,531
Whiskey Pocket	QWN	-	-	-	-	4	969	5	1,921	-	-	-	-	-	-	9	2,891
	Totals	10	1,985	67	13,593	424	115,845	637	179,951	938	181,451	90	17,632	60	24,887	2,226	535,344

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

B) Queensway South

		2019		2020		2021		2022		2023		2024 Q1		2024 Q2		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
Astronaut	QWS	-	-	-	-	-	-	2	718	8	2,117	-	-	-	-	10	2,835
Aztec	QWS	-	-	-	-	-	-	2	739	-	-	-	-	-	-	2	739
Bernards Pond	QWS	-	-	-	-	-	-	3	438	-	-	6	1,458	-	-	9	1,896
Devil's Trench	QWS	-	-	-	-	-	-	4	551	-	-	-	-	-	-	4	551
Eastern Pond	QWS	-	-	-	-	-	-	1	407	9	1,934	-	-	-	-	10	2,341
Golden Elbow	QWS	-	-	-	-	-	-	-	-	3	906	-	-	-	-	3	906
Goose	QWS	-	-	-	-	-	-	5	743	-	-	-	-	-	-	5	743
Greenwood	QWS	-	-	-	-	-	-	6	756	-	-	-	-	-	-	6	756
Mars	QWS	-	-	-	-	-	-	-	-	-	-	8	871	-	-	8	871
Nebula	QWS	-	-	-	-	-	-	2	448	4	690	-	-	-	-	6	1,138
Nova	QWS	-	-	-	-	-	-	4	1,103	7	1,118	-	-	-	-	11	2,221
Paul's Pond	QWS	-	-	-	-	-	-	4	1,352	3	900	-	-	-	-	7	2,252
Potato Trench	QWS	-	-	-	-	-	-	-	-	-	-	5	1,096	-	-	5	1,096
Till Raft	QWS	-	-	-	-	-	-	-	-	3	714	-	-	-	-	3	714
	Totals	-	-	-	-	-	-	33	7,255	37	8,379	19	3,425	-	-	89	19,059

C) VOA

		2019		2020		2021		2022		2023		2024 Q1		2024 Q2		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
69 Zone	VOA	-	-	-	-	-	-	-	-	4	972	-	-	-	-	4	972
BD Pond	VOA	-	-	-	-	-	-	-	-	1	350	-	-	-	-	1	350
Bigger Vein	VOA	-	-	-	-	-	-	-	-	2	700	-	-	-	-	2	700
Bigger Vein 2	VOA	-	-	-	-	-	-	-	-	1	600	-	-	-	-	1	600
Fork in the Road	VOA	-	-	-	-	-	-	-	-	2	285	-	-	-	-	2	285
Hank1	VOA	-	-	-	-	-	-	-	-	7	1,360	-	-	-	-	7	1,360
Hank2	VOA	-	-	-	-	-	-	-	-	1	441	1	402	-	-	2	843
Hank3	VOA	-	-	-	-	-	-	-	-	2	507	-	-	-	-	2	507
Home Pond	VOA	-	-	-	-	-	-	-	-	3	515	-	-	-	-	3	515
Karate Chop South	VOA	-	-	-	-	-	-	-	-	3	555	-	-	-	-	3	555
	Totals	-	-	-	-	-	-	-	-	26	6,285	1	402	-	-	27	6,687

D) Twin Ponds

		2019		2020		2021		2022		2023		2024 Q1		2024 Q2		Total
Prospect	Block	No.of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No.of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
Twin Ponds	TP	-	-	-	-	-	-	7	1,509	-	-	-	-	-	-	7	1,509

Queensway Property Total		10	1,985	67	13,593	424	115,845	677	188,714	1,001	196,115	110	21,459	60	24,887	2,349	562,600

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023

EVEREST
HONEYPOT
K2
JACKPOT
GLENWOOD SHEAR ZONE
VEGAS
LOTTO NORTH
Glenwood
Appleton
LOTTO
MONTE CARLO
KEATS-BASELINE FAULT ZONE?
POWERLINE
DOME
LITTLE
GOLDEN JOINT
ICEBERG ALLEY
KEATS WEST
ROAD
KEATS BASELINE FAULT ZONE
KEATS NORTH
ICEBERG EAST
COKES
ICEBERG
KEATS
421
TCW
TCH
APPLETON FAULT ZONE
BULLET
ROCKET
KNOB
QUARRY
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Interpreted KBFZ
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Current Assays Reported
Previously Reported DDH
Property Boundary
NEWFOUND
0
500
1,000m

Queensway Project – Knob to Everest plan map (July 11, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Keats Zone Drilling

To date, the Company has focused significant drilling efforts at the Keats Zone where a discovery hole in late 2019 (NFGC-19-01 reporting 92.9 g/t Au over 19.00m) was drilled. In August 2020, as follow-up to the 2019 drill program, NFGC began incrementally stepping out with diamond drilling from NFGC-19-01 identifying a brittle fault zone known as the “Keats-Baseline” (“KBFZ”) that has an east-northeast strike (N55°E) and dips to the southeast at approximately 60°. This brittle fault zone lies to the east of the AFZ and runs slightly oblique to it. The KBFZ forms an extensive damage zone that controls the development of a complex network of brittle, high-grade gold vein arrays that are epizonal in character. Several significant gold assay intercepts have been encountered within multiple individual zones at Keats.

From 2021 to 2023 the Keats Zone steadily increased in both strike and depth extent; it is now defined over 575m of strike and a selection of highlight intervals with release dates are summarized in the table below. When connected through to the recent discoveries at Iceberg and Iceberg-East, that are also hosted by the KBFZ, this mineralized corridor spans a strike length of 1.9km, with a maximum tested vertical depth of 450m in the southern extents of the Keats Zone. Other notable additions include cross-cutting structures such as the 421 Zone located at the south end of Keats and the Umbra and Penumbra structures that link through to Keats North and likely play a key role in concentrating gold at the north end of Keats.

In 2023, exploration testing at depths greater than 400m vertical was largely postponed in anticipation of the 3-D seismic data that will assist with targeting deeper mineralization. The Company instead focussed on a shallow step-out program utilizing a barge-mounted drill situated on South Hermans Pond to reach the upper portions of the Keats Zone that was not reachable by land. Drilling extended the mineralization to surface and confirmed the near-surface continuation of the Keats Main Zone (reported on March 26, 2024).

Additional drilling results released in Q1 2024 (March 26, 2024), from both barge and on-land extensions of drill holes originally targeting the Keats Main Zone, expanded on a series of mineralized structures located between the Keats Main Zone and the AFZ. Within this domain of rock, there are several lower-grade structures that trend parallel to the AFZ but also contain domains of localized high-grade gold. This area of mineralization immediately east of the AFZ remains poorly tested at depth and will be a focus of future deep drilling efforts.

On November 17, 2023, the Company announced the completion of the Keats trench excavation and phase I mapping program. The trenching program was designed to expose nearly 200m of strike over a 70m wide area, roughly corresponding to the known surface expression of the Keats Main Zone. The Keats trench will provide critical geological information used to validate the current geological model. Before the Keats trench, the Keats Zone had only ever been observed in drill core and modelled in 3D, forming the basis of the Company’s geological model. As expected, the trench has revealed an extensive network of veins as well as the related Keats-Baseline Fault Zone and initial observations closely mirror the working model, but with added detail, including the presence of visible gold in areas where it was not previously identified by nearby drilling.

One particularly notable vein called the East-West Vein (“E-W Vein”) was uncovered over a 100m long surface expression, including a 25m segment that is host to a significant amount of visible gold. Through previous drilling, the E-W Vein has been intercepted over a strike length of 300m and down to a vertical depth of 150m, forming an important constituent of the Keats-Baseline Fault Zone. The phase II trench mapping and sampling program will commence in early Q2 2024, which will lend further validation to the geological model, as well as provide critical insights into the genesis of the Keats Zone and assist in future targeting along the Appleton Fault Zone.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

On July 11, 2024, the Company announced results from its first few deep holes testing targets derived from the initial 3-D seismic interpretation. At the southern extent of the Keats Baseline Fault Zone (‘KBFZ’), in the highly prospective region near the AFZ, two holes were completed. NFGC-24-2112, intersected four distinct gold-bearing intervals throughout a total downhole length of 258m. These intervals range in vertical depth from 585-770m. The mineralization encountered at depth exhibits the same characteristics as the AFZ gold system at surface with broad quartz vein domains, visible gold mineralization, accessory minerals arsenopyrite, boulangerite, chalcopyrite, NH4 white mica alteration halos, and extensive deformation. Highlight intervals include 11.0 g/t Au over 2.65m from 773m, including a high-grade assay of 57.1 g/t Au over 0.50m, 1.98 g/t Au over 2.05m, 2.17 g/t Au over 4.70m and 1.69 g/t Au over 3.50m, extending 25m downhole from 915m, and 7.66 g/t Au over 2.70m, including a high-grade assay of 28.5 g/t Au over 0.65m from 1,016m downhole.

Deep drilling at Keats utilizing the seismic data exploring the down-dip extension of the KBFZ in addition to looking for new structures located between the KBFZ and the AFZ is ongoing.

2024 assay results have been reported in press releases dated March 26, 2024, and July 11, 2024. All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Keats drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-19-01	95.00	115.50	20.50	86.17	Keats Main	40-70	01/28/2020
Including	96.00	115.00	19.00	92.86	Keats Main	40-70	01/28/2020
Including	105.00	111.00	6.00	285.2	Keats Main	40-70	01/28/2020
NFGC-20-26	44.70	73.85	29.15	11.8	Keats Main	70-95	11/16/2020
Including	67.00	73.85	6.85	44.5	Keats Main	70-95	11/16/2020
Including	73.50	73.85	0.35	824	Keats Main	70-95	11/16/2020
NFGC-20-74	44.00	46.00	2.00	32.27	Keats Main	70-95	04/07/2021
NFGC-20-74	81.70	85.75	4.05	45.59	Keats Main	70-95	04/07/2021
NFGC-21-80	49.45	88.50	39.05	25.8	Keats Main	70-95	03/10/2021
Including	62.70	72.80	10.10	58.5	Keats Main	40-70	03/10/2021
Including	78.65	88.50	9.85	39.5	Keats Main	70-95	03/10/2021
NFGC-21-80	93.15	95.45	2.30	41.6	Keats Main	70-95	03/10/2021
NFGC-21-118	211.15	224.80	13.65	61.8	Keats Main	40-70	03/16/2021
Including	212.10	213.05	0.95	565	Keats Main	70-95	03/16/2021
NFGC-21-182	285.85	321.25	35.40	106.2	Keats Main	Unknown	05/21/2021
Including	291.00	316.60	25.60	146.25	Keats Main	Unknown	05/21/2021
Including	291.00	292.00	1.00	10.18	Keats Main	Unknown	05/21/2021
Including	296.45	298.45	2.00	747.89	Keats Main	Unknown	05/21/2021
Including	302.00	312.00	10.00	219.43	Keats Main	Unknown	05/21/2021
Including	315.00	316.00	1.00	15.87	Keats Main	Unknown	05/21/2021
NFGC-21-204	244.45	252.50	8.05	21.36	Keats Main	40-70	06/15/2021
Including	248.80	249.65	0.85	184.73	Keats Main	40-70	06/15/2021
NFGC-21-204	283.15	296.00	12.85	14.92	Keats Main	10-40	06/15/2021
Including	284.10	285.00	0.90	134.96	Keats Main	10-40	06/15/2021
Including	289.15	290.80	1.65	25.25	Keats Main	10-40	06/15/2021
Including	291.80	292.65	0.85	12.05	Keats Main	10-40	06/15/2021
NFGC-21-360	260.80	266.00	5.20	61.5	Keats Main	40-70	10/14/2021
Including	260.80	263.50	2.70	117.15	Keats Main	40-70	10/14/2021
NFGC-21-413A	463.05	467.55	4.50	28.2	Keats FW	40-70	01/26/2022
Including	463.05	465.00	1.95	61.62	Keats FW	40-70	01/26/2022
NFGC-23-1130	102.70	111.00	8.30	17.83	421	40-70	09/20/2023
Including	102.70	103.35	0.65	66.96	421	40-70	09/20/2023
Including	108.00	111.00	3.00	44.33	421	40-70	09/20/2023
NFGC-23-1182	185.45	194.35	8.90	11.5	Keats S	Unknown	07/24/2023
Including	187.00	188.00	1.00	80.8	Keats S	Unknown	07/24/2023
NFGC-24-2112	772.05	774.70	2.65	10.98	Keats S Deep	Unknown	07/11/2024
Including	772.75	773.25	0.50	57.12		Unknown	07/11/2024
And	915.40	917.45	2.05	1.98		Unknown	07/11/2024
And	919.25	923.95	4.70	2.17		Unknown	07/11/2024
And	936.70	940.20	3.50	1.69		Unknown	07/11/2024
And	1016.50	1019.20	2.70	7.66		Unknown	07/11/2024
Including	1017.65	1018.30	0.65	28.48		Unknown	07/11/2024

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-19-01	302	-44	199	658227	5427454	Keats
NFGC-20-26	300	-45	269	658151	5427444	Keats
NFGC-20-74	300	-45	238	658229	5427491	Keats
NFGC-21-80	300	-45	200	658239	5427486	Keats
NFGC-21-118	300	-45	660	658189	5427285	Keats
NFGC-21-182	300	-48	377	658182	5427196	Keats
NFGC-21-204	297	-56	412	658145	5427194	Keats
NFGC-21-360	299	-46	359	658011	5427180	Keats
NFGC-21-413A	296	-57	515	658086	5427134	Keats
NFGC-23-1130	300	-45	203	657777	5427034	Keats S
NFGC-23-1182	332	-45	322	657775	5426945	Keats S
NFGC-24-2112	320	-50	1157	657840	5426411	Keats S

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The latest drilling results are shown on the long section, plan map, and cross sections below:

Queensway Project – Keats area plan view map (March 26, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
NFGC-23-1827
33.7 g/t Au / 14.70m
NFGC-23-1570
115 g/t Au / 4.10m
NFGC-22-845
4.59 g/t Au / 14.90m
NFGC-23-1766
4.89 g/t Au / 9.65m
NFGC-23-1599
32.4 g/t Au / 2.55m
NFGC-23-1820
36.2 g/t Au / 16.70m
15.5 g/t Au / 13.15m
NFGC-23-1089
101 g/t Au / 2.75m
NFGC-23-1210
105 g/t Au / 27.05m
NFGC-23-1541
46.8 g/t Au / 10.55m
NFGC-23-1613
24.9 g/t Au / 2.25m
A
A'
NFGC-23-1475
4.28 g/t Au / 30.55m
NFGC-20-59
131 g/t Au / 4.65m
124 g/t Au / 17.7m
NFGC-23-1395
86.9 g/t Au / 5.30m
NFGC-21-137
261 g/t Au / 7.2m
KEATS-ICEBERG
LONG SECTION MAP
NFGC DDH Intercept
Au Grade (g/t)
Length (m)
< 1
1 - 3
3 - 10
>10
< 5
5 - 10
>10
Result Pending
Drilled Area Au Intercept
Drilled Area No Significant Value
Iceberg
Keats
Overburden
Current Assays Reported
Previously Reported Assays
NFGC-23-1157
167 g/t Au / 4.70m
NFGC-21-360
61.5 g/t Au / 5.20m
NFGC-23-1261A
26.0 g/t Au / 9.45m
NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-21-387
62.3 g/t Au / 2.00m
NFGC-23-1141
6.88 g/t Au / 20.35m
35.6 g/t Au / 10.65m
10.5 g/t Au / 6.65m
NFGC-23-1182
11.5 g/t Au / 8.90m
NFGC-23-1304
12.0 g/t Au / 2.15m
NFGC-24-2112
11.0 g/t Au / 2.65m
7.66 g/t Au / 2.70m
NEWFOUND GOLD CORP
GROUSE
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
ICEBERG /KEATS NORTH
ICEBERG EAST /GOLDEN JOINT
ICEBERG ALLEY /DOME
LOTTO
LOTTO NORTH
JACKPOT
HONEYPOT
700m
6.4km

Queensway Project – Long section of Iceberg, Keats Main and TCH zones, looking northwest (July 11, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Keats Trench plan view map with location of strong visible gold mineralization in the E-W Vein (November 17, 2023).

B
NW
B
SE
300
200
100
0
GREYWACKE
BLACK SHALE
SHALE
APPLETON FAULT ZONE
KEATS BASELINE FAULT ZONE
Equinox Vein
NFGC-21-392
7.21 g/t Au / 5.75m
Including 20.59 g/t Au / 1.55m
NFGC-21-385
55.61 g/t Au / 3.2m
Including 193.62 g/t Au / 0.90m
NFGC-21-204
21.36 g/t Au / 8.05m
NFGC-21-204
14.92 g/t Au / 12.85m
NFGC-21-608
28.33g/t Au / 2.05m
NFGC-21-616
68.19 g/t Au / 2.05m
Including 153.50 g/t Au / 0.90m
LEGEND
Drill Holes
Current Assays Reported
Assays Released
Shear Zone
Au Associated Vein
Greywacke
Shale
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B'
NEWFOUND GOLD CORP
0
50
100m
0
100
200
300
400
500
600

Queensway Project – Keats Cross-Section (B-B’), Looking NE, +/- 12.5m (October 18, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

A
NW
A'
SE
NFGC-24-2112
APPLETON FAULT ZONE
770m VD
KEATS MAIN S EXT.
2112 Cross-Section
Au (g/t)
0.5 - 1
1 - 3
3 - 10
10+
Vein
Current Assays Reported
Visible Gold
NFGC-24-2112
11.0 g/t Au / 2.65m
NFGC-24-2112
2.17 g/t Au / 4.70m
NFGC-24-2112
1.69 g/t Au / 3.50m
NFGC-24-2112
7.66 g/t Au / 2.70m
NEWFOUND
GOLD CORP
0
75
150
m

Queensway Project – Keats Cross-Section (A-A’), Looking NE, +/- 25m (July 11, 2024)

Iceberg and Iceberg East Drilling

On March 1, 2023, the Company announced the discovery of a new zone, “Iceberg”.  This zone is found along the highly prolific Keats-Baseline Fault Zone (“KBFZ”), the structure that is host to the Keats Main Zone. Iceberg shares a similar orientation to Keats Main and is comprised of a multitude of intersecting veins concentrating high-grade gold mineralization. The geological characteristics of Iceberg are nearly identical to those observed at Keats Main and the Company’s current interpretation is that Iceberg is the eastern continuation of Keats Main that has been displaced by faulting.

This new discovery has expanded rapidly, and step-out drilling has continued to intersect high-grade gold along strike to the east, which is an area now known as Iceberg East. Drilling reported on February 14, 2024, expanded the Iceberg-Iceberg East segment to over a strike length of 665m, spotlighting the continued strength of the gold system within the KBFZ that includes Keats, Iceberg, and Iceberg East – a corridor that now spans 1.9km in strike length. The high-grade gold mineralization at Iceberg-Iceberg East starts at surface and is currently extended to a vertical depth of 170m.

Results reported in Q1 2024 both expanded and infilled the eastern extent of Iceberg East in addition to near-surface gaps along strike, a selection of highlight intervals from this drilling are summarized in the table below (February 14, 2014). These intervals are all located nearly 500m east of the AFZ and start at vertical depths ranging between 30-50m.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Also reported in Q1 2024 (March 26, 2024) was a new zone, now named “Iceberg Alley”. This new zone was intersected as part of a targeted program following the eastern continuation of the Keats-Iceberg-Iceberg East corridor along the high-grade KBFZ. Based on the fault characteristics observed at Iceberg Alley, as well as the zone’s orientation, intensity, and width of the damage zone, the Company’s preliminary interpretation indicates that it is another displaced segment of the KBFZ, in a northward direction. Additional drilling is planned at Iceberg Alley to expand on this new discovery in addition to gaining a better understanding of its structural relationship to the KBFZ mineralization.

Drilling at Iceberg pivoted to infilling gaps, extending the high-grade to surface, and testing the opposing vein orientations to the main east-northeast striking orientation of the Keats-Baseline Fault Zone. Results of this program were reported on March 13, 2024, and a selection of highlight results from this program are summarized in the table below. The high-grade domain at Iceberg occurs where there is a confluence of high-grade gold veins and associated structures. These holes were drilled from the west to the east to better test this secondary set of gold veins that are partly controlling the high-grade mineralization in this segment of the Keats-Baseline Fault Zone (‘KBFZ’) and to gain a better understanding of their orientations and true widths.

The Company is pleased with the ongoing success and rapid expansion of both the Iceberg and Iceberg East zones; mineralization ranges in true width from 10-40m, intervals received have demonstrated good continuity of the high-grade along strike and to depth, and the KBFZ remains open in all directions. Exploration will continue to further define these domains of high-grade while also focussing on expansion drilling both along strike and to depth. Minimal exploration work has been completed below 200m vertical depth with the deepest drilling completed to date intersecting the structure and gold mineralization at 270m vertical.

The Iceberg surface trenching program got underway in early July and will focus on excavating between 1-12 meters of overburden that covers the projection of the Iceberg Zone at the bedrock surface, exposing 220m of strike length over a 105m wide area, which corresponds to a core segment of the surface expression of the Iceberg Zone. Excavation of overburden covering the surface of the zone is expected to allow for a detailed analysis of the geological and structural models currently defined through drilling and it is estimated that the trench will take 8-10 weeks to complete, followed by a detailed geological mapping program expected to be completed in Q4 2024.

On July 11, 2024, the Company announced results from its first few deep holes testing targets derived from the initial 3-D seismic interpretation. Testing between the Iceberg segment of the KBFZ and the AFZ the extension of NFGC-23-1304 intercepted 4 individual zones of significant gold mineralization a further 1.2km northeast of the deep intercept at Keats South in NFGC-24-2112. These intervals range in vertical depth from 550-820m. The mineralization encountered at depth exhibits the same characteristics as the AFZ gold system at surface with broad quartz vein domains, visible gold mineralization, accessory minerals arsenopyrite, boulangerite, chalcopyrite, NH4 white mica alteration halos, and extensive deformation. Highlight intervals include 3.27 g/t Au over 2.15m including a high-grade assay of 13.5 g/t Au over 0.35m from 768m and 12.0 g/t Au over 2.15m including 41.2 g/t Au over 0.6m from 830m.

Exploration is ongoing testing deep into the highly prospective area between the Iceberg segment of the KBFZ and the AFZ while utilizing the seismic data to assist with targeting at depth.

2024 assay results have been reported in press releases dated February 14, 2024, March 13, 2024, July 3, 2024, and July 11, 2024. All previous and 2024 press releases can be found through SEDAR+.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Highlighted assay values and drill hole locations from Iceberg and Iceberg East drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-23-1120	53.55	57.35	3.80	14.6	Iceberg	70-95	03/13/2023
Including	55.75	56.70	0.95	54.5	Iceberg	70-95	03/13/2023
NFGC-23-1120	63.20	93.05	29.85	49.65	Iceberg	70-95	03/13/2023
Including	63.70	64.75	1.05	56.11	Iceberg	70-95	03/13/2023
Including	65.75	66.95	1.20	19.63	Iceberg	70-95	03/13/2023
Including	67.55	68.55	1.00	31.9	Iceberg	70-95	03/13/2023
Including	73.10	77.45	4.35	183.28	Iceberg	70-95	03/13/2023
Including	78.85	80.35	1.50	31.13	Iceberg	70-95	03/13/2023
Including	83.75	84.55	0.80	14.65	Iceberg	70-95	03/13/2023
Including	85.55	86.40	0.85	25.5	Iceberg	70-95	03/13/2023
Including	90.10	93.05	2.95	158	Iceberg	70-95	03/13/2023
NFGC-23-1141	109.25	129.60	20.35	6.88	Iceberg	40-70	04/04/2023
Including	117.00	117.60	0.60	10.65	Iceberg	40-70	04/04/2023
Including	121.40	121.80	0.40	73.1	Iceberg	40-70	04/04/2023
Including	126.10	126.55	0.45	25.7	Iceberg	40-70	04/04/2023
Including	128.60	129.60	1.00	66.3	Iceberg	40-70	04/04/2023
NFGC-23-1141	138.85	149.50	10.65	35.58	Iceberg	40-70	04/04/2023
Including	138.85	140.35	1.50	232.4	Iceberg	40-70	04/04/2023
Including	143.35	144.10	0.75	20.2	Iceberg	40-70	04/04/2023
NFGC-23-1141	205.35	212.00	6.65	10.47	Iceberg	10-40	04/04/2023
Including	206.00	206.70	0.70	32	Iceberg	10-40	04/04/2023
Including	209.50	211.10	1.60	24.55	Iceberg	10-40	04/04/2023
NFGC-23-1235	103.00	116.35	13.35	7.56	Iceberg East	70-95	02/14/2024
Including	105.70	106.50	0.80	91.75	Iceberg East	70-95	02/14/2024
NFGC-23-1261A	237.55	247.00	9.45	25.98	Iceberg	40-70	06/08/2023
Including	237.55	238.50	0.95	10.11	Iceberg	40-70	06/08/2023
Including	239.80	240.40	0.60	372.37	Iceberg	40-70	06/08/2023
NFGC-23-1274	80.70	88.25	7.55	15.45	Iceberg East	70-95	06/28/2023
Including	81.35	84.20	2.85	28	Iceberg East	70-95	06/28/2023
Including	87.30	88.25	0.95	29.6	Iceberg East	70-95	06/28/2023
NFGC-23-1304*	768.40	770.55	2.15	3.27	Iceberg-AFZ Deep	Unknown	07/11/2024
Including	768.40	768.75	0.35	13.45		Unknown	07/11/2024
And	829.85	832.00	2.15	12.01		Unknown	07/11/2024
Including	829.85	830.45	0.60	41.97		Unknown	07/11/2024
And	842.60	845.00	2.40	1.01		Unknown	07/11/2024
And	960.30	962.65	2.35	1.16		Unknown	07/11/2024
NFGC-23-1306	141.95	146.75	4.80	33.07	Iceberg	40-70	07/05/2023
Including	141.95	142.90	0.95	160.5	Iceberg	40-70	07/05/2023
NFGC-23-1306	153.15	157.45	4.30	39.23	Iceberg	70-95	07/05/2023
Including	153.15	154.05	0.90	175	Iceberg	70-95	07/05/2023
NFGC-23-1306	162.00	188.25	26.25	1.26	Iceberg	40-70	07/05/2023
Including	187.60	188.25	0.65	11.5	Iceberg	40-70	07/05/2023
NFGC-23-1306	204.15	224.40	20.25	9.72	Iceberg	40-70	07/05/2023
Including	204.15	205.50	1.35	130.48	Iceberg	40-70	07/05/2023
NFGC-23-1312	94.75	122.55	27.80	14.54	Iceberg	70-95	07/05/2023
Including	99.80	101.05	1.25	214.4	Iceberg	70-95	07/05/2023
Including	104.95	105.95	1.00	66	Iceberg	70-95	07/05/2023
Including	120.10	120.50	0.40	36.2	Iceberg	70-95	07/05/2023
NFGC-23-1312	127.30	132.60	5.30	34.59	Iceberg	70-95	07/05/2023
Including	127.85	128.95	1.10	161.14	Iceberg	70-95	07/05/2023
NFGC-23-1475	62.00	92.55	30.55	4.28	Iceberg East	10-40	09/13/2023
Including	66.00	66.45	0.45	15.85	Iceberg East	10-40	09/13/2023
Including	67.10	67.80	0.70	19	Iceberg East	10-40	09/13/2023
Including	70.10	71.05	0.95	76.46	Iceberg East	10-40	09/13/2023
NFGC-23-1541	85.85	96.40	10.55	46.81	Iceberg East	70-95	09/13/2023
Including	88.55	89.20	0.65	20.13	Iceberg East	70-95	09/13/2023
Including	90.45	94.85	4.40	104.01	Iceberg East	70-95	09/13/2023
NFGC-23-1625	33.45	47.70	14.25	5.55	Iceberg East	40-70	02/14/2024
Including	38.15	39.15	1.00	48.6	Iceberg East	40-70	02/14/2024
NFGC-23-1746	50.80	58.15	7.35	42.8	Iceberg	40-70	03/13/2024
Including	51.60	53.40	1.80	172.02	Iceberg	40-70	03/13/2024
NFGC-23-1914	29.00	41.80	12.80	13.86	Iceberg	70-95	03/13/2024
Including	31.60	32.20	0.60	27.9	Iceberg	70-95	03/13/2024
Including	33.85	35.40	1.55	69.1	Iceberg	70-95	03/13/2024
Including	40.50	41.00	0.50	61.4	Iceberg	40-70	03/13/2024
NFGC-23-1914	51.25	53.65	2.40	14.69	Iceberg	40-70	03/13/2024
Including	52.20	53.00	0.80	42.3	Iceberg	40-70	03/13/2024

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Drill hole was extended.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1120	300	-45	191	658443	5427794	Iceberg
NFGC-23-1141	300	-45	297	658488	5427769	Iceberg
NFGC-23-1235	300	-45	198	658680	5427948	Iceberg East
NFGC-23-1261A	297	-45.5	395	658447	5427649	Iceberg
NFGC-23-1274	300	-45	407	658750	5428022	Iceberg East
NFGC-23-1304	300	-45	1247	658432	5427632	Iceberg
NFGC-23-1306	300	-45	290	658505	5427759	Iceberg
NFGC-23-1312	300	-45	260	658527	5427805	Iceberg
NFGC-23-1475	220	-67	180	658681	5428034	Iceberg East
NFGC-23-1541	300	-62	150	658615	5427931	Iceberg East
NFGC-23-1625	300	-73	83	658824	5428123	Iceberg East
NFGC-23-1746	119	-45	107	658456	5427887	Iceberg
NFGC-23-1914	16	-45	86	658534	5427895	Iceberg

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The latest drilling results from Iceberg are shown on the plan map, long-section, and cross-section below:

Queensway Project – Plan view map of Iceberg area (March 13, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Long section of Keats Main, Iceberg, and Iceberg East zones, looking northwest (March 13, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Keats West to Iceberg cross-section view, +/-12.5m, looking northwest (August 9, 2023)

Queensway Project - 3-D cross-section of NFGC-24-1304 (+/- 25m, looking northeast) (July 11, 2024).

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Keats North Drilling

Reconnaissance drilling working in the highly prospective region between the Keats Main and Golden Joint zones (“Keats North”) intersected significant mineralization, now named the “515 Zone”, returning initial intercepts of 9.21 g/t Au over 2.15m and 43.9 g/t Au over 3.85m in NFGC-22-515 (reported on April 13, 2022) approximately 440m north of the Keats Main Zone. Following this discovery, reconnaissance drilling in this region identified additional near-surface high-grade gold mineralization with the intercept of 275 g/t Au over 2.15 m in NFGC-22-538 (reported on May 4, 2022) which occurs at a vertical depth of 22m adjacent to the AFZ and is approximately 65m north of the Keats Zone.

On August 2, 2022, the company announced results from continued exploration in the Keats North target region defining multiple high-grade veins that define a corridor over a strike length of approximately 630m x 150m wide linking up the north end of Keats with the 515 Zone. A selection of noteworthy intervals in these veins are summarized in the table below.

Exploration drilling throughout 2022 at the Keats North prospect successfully defined this complex network of gold-bearing veins and associated structures to depths of up to 200m vertical. These significant intervals along with many others occur largely within and around the Umbra, Penumbra, and Enigma structures, see figure below, however, others fall outside into new structural splays; these zones remain open at depth. Umbra and Penumbra structures strike north-south and can be traced through the Keats North prospect and play an important role in concentrating gold at Keats North and the northeast end of the Keats Main zone.

Deeper exploration drilling will focus on targeting these key structures at depth.

All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Keats North drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-22-515	209.00	212.85	3.85	43.93	Keats N	10-40	04/13/2022
Including	209.00	210.65	1.65	75.97	Keats N	10-40	04/13/2022
Including	211.35	212.35	1.00	43.1	Keats N	10-40	04/13/2022
NFGC-22-538	32.45	34.60	2.15	275.04	Keats N	40-70	05/04/2022
Including	33.10	33.90	0.80	738	Keats N	40-70	05/04/2022
NFGC-22-580	52.00	54.20	2.20	24.05	Keats N	70-95	08/02/2022
Including	53.20	53.70	0.50	105.5	Keats N	70-95	08/02/2022
NFGC-22-586	48.00	50.00	2.00	40.59	Keats N	40-70	08/02/2022
Including	49.45	50.00	0.55	147.5	Keats N	40-70	08/02/2022
NFGC-22-665	46.60	52.35	5.75	18.95	Keats N	40-70	09/01/2022
Including	48.25	48.85	0.60	162.5	Keats N	40-70	09/01/2022
NFGC-22-728	249.20	251.20	2.00	116.93	Keats N	40-70	12/05/2022
Including	250.15	250.80	0.65	358.07	Keats N	40-70	12/05/2022

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-515	299	-45.5	281	658344	5428026	Keats North
NFGC-22-538	300	-45	386	658193	5427710	Keats North
NFGC-22-580	300	-45	110	658188	5427698	Keats North
NFGC-22-586	300	-45	332	658162	5427669	Keats North
NFGC-22-665	300	-45	159	658226	5427762	Keats North
NFGC-22-728	300	-45	260	658237	5427597	Keats North

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

A selection of highlight drilling results is shown in the inclined 3-D image below for Keats North:

Queensway Project – Keats, Keats West, and Keats North inclined 3-D plan view map (December 5, 2022)

Keats West Drilling

A combination of reconnaissance drilling and targeted drilling looking for the potential extension of the Penumbra vein in the hangingwall to the AFZ (west side) led to the discovery of the Keats West Zone intersecting significant mineralization in NFGC-22-533 reporting 8.70 g/t Au over 6.75m (reported on May, 4, 2022) followed by 17.9 g/t Au over 4.20m in NFGC-22-681 and 10.4 g/t Au over 10.50m in NFGC-22-686 (reported on September 27, 2022).

Ongoing exploration drilling at Keats West has uncovered a significant structure that is interpreted to be a thrust fault that dips gently to the south-southwest and hosts both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-50m. This fault zone occurs on the west side of the AFZ, is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and consists of a series of stacked veins that contain the gold mineralization and represents an important new discovery for the Company. A selection of significant intervals are presented in the table below.

The mineralization style is epizonal and typical of the other gold prospects found along this segment of the AFZ. Drilling has quickly expanded this system now having intersected significant mineralization over an area that is 315m wide x 305m long, with mineralization starting at surface. All intercepts to date occur above 130m vertical depth and ongoing step-out and infill drilling continue to exhibit good continuity of both low and high-grade mineralization within the host structure.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Q1 2024 results from a step-out drilling program into the westernmost extent of the Keats West zone, intercepted significant gold mineralization. All three holes were reported on February 22, 2024 (see a selection of highlights in the table below) and hit the structure shallowly starting between 2m and 35m vertical depth, indicating strong near-surface continuity of high-grade gold mineralization over a strike length of 315m at Keats West.

Additional infill drilling at Keats West is planned to better define the continuity of grade and the controls on the gold mineralization within the host fault in addition to deeper drilling utilizing the seismic data.

2024 assay results have been reported in press releases dated February 22, 2024. All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Keats West drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-22-686	100.50	111.00	10.50	10.36	Keats W	70-95	09/27/2022
Including	101.30	102.55	1.25	43.84	Keats W	70-95	09/27/2022
Including	103.05	103.45	0.40	88.2	Keats W	70-95	09/27/2022
NFGC-22-833	11.00	22.40	11.40	3.25	Keats W	40-70	03/21/2023
NFGC-22-833	30.00	65.00	35.00	2.41	Keats W	40-70	03/21/2023
NFGC-22-833	74.00	91.35	17.35	1.61	Keats W	40-70	03/21/2023
NFGC-22-945	78.10	100.60	22.50	10.05	Keats W	70-95	03/21/2023
Including	88.15	88.80	0.65	12.55	Keats W	70-95	03/21/2023
Including	90.00	91.00	1.00	12.95	Keats W	70-95	03/21/2023
Including	93.70	94.85	1.15	14.24	Keats W	70-95	03/21/2023
Including	95.65	96.00	0.35	16.1	Keats W	70-95	03/21/2023
Including	99.95	100.60	0.65	221	Keats W	70-95	03/21/2023
NFGC-22-960	145.00	177.00	32.00	42.64	Keats W	10-40	11/28/2022
Including	151.35	152.30	0.95	14.05	Keats W	10-40	11/28/2022
Including	156.65	157.55	0.90	86.6	Keats W	10-40	11/28/2022
Including	159.40	161.30	1.90	24.06	Keats W	10-40	11/28/2022
Including	162.05	162.95	0.90	29.68	Keats W	10-40	11/28/2022
Including	163.75	164.35	0.60	24.5	Keats W	10-40	11/28/2022
Including	165.70	167.00	1.30	16.26	Keats W	10-40	11/28/2022
Including	170.50	173.10	2.60	121.57	Keats W	10-40	11/28/2022
Including	173.70	177.00	3.30	241.54	Keats W	10-40	11/28/2022
NFGC-22-1010	30.80	34.45	3.65	2.29	Keats W	40-70	07/19/2023
NFGC-22-1010	46.00	56.25	10.25	1.54	Keats W	40-70	07/19/2023
Including	55.75	56.25	0.50	10.7	Keats W	40-70	07/19/2023
NFGC-22-1010	96.85	140.25	43.40	4.43	Keats W	40-70	07/19/2023
Including	96.85	98.00	1.15	25.83	Keats W	40-70	07/19/2023
Including	102.80	103.75	0.95	16.4	Keats W	40-70	07/19/2023
Including	111.00	111.50	0.50	10.5	Keats W	40-70	07/19/2023
Including	126.55	127.55	1.00	69.3	Keats W	40-70	07/19/2023
NFGC-22-1027	6.70	18.40	11.70	5.05	Keats W	70-95	07/19/2023
Including	15.80	17.05	1.25	13.79	Keats W	70-95	07/19/2023
NFGC-22-1028	52.00	81.45	29.45	2.47	Keats W	70-95	12/06/2023
Including	64.05	65.65	1.60	15.84	Keats W	70-95	12/06/2023
NFGC-22-1028	86.00	107.30	21.30	1.39	Keats W	70-95	12/06/2023
NFGC-22-1028	166.80	169.50	2.70	66	Keats W	70-95	12/06/2023
Including	167.85	168.50	0.65	271.01	Keats W	70-95	12/06/2023
NFGC-22-1040	40.40	63.30	22.90	17.23	Keats W	70-95	04/25/2023
Including	45.85	47.45	1.60	162.12	Keats W	70-95	04/25/2023
Including	49.45	49.95	0.50	18.82	Keats W	70-95	04/25/2023
Including	58.50	59.00	0.50	161.66	Keats W	70-95	04/25/2023
Including	61.95	62.65	0.70	14.18	Keats W	70-95	04/25/2023
NFGC-22-1040	69.65	88.05	18.40	12	Keats W	70-95	04/25/2023
Including	71.25	72.10	0.85	12	Keats W	70-95	04/25/2023
Including	72.55	73.30	0.75	57.67	Keats W	70-95	04/25/2023
Including	80.10	80.50	0.40	93.75	Keats W	70-95	04/25/2023
Including	82.50	82.85	0.35	53.36	Keats W	70-95	04/25/2023
Including	85.75	87.30	1.55	47.87	Keats W	70-95	04/25/2023
NFGC-23-1129	14.95	57.30	42.35	3.29	Keats W	70-95	09/27/2023
Including	31.15	32.00	0.85	11.35	Keats W	70-95	09/27/2023
Including	34.00	35.00	1.00	11.1	Keats W	70-95	09/27/2023
NFGC-23-1155	55.55	90.30	34.75	1.53	Keats W	10-40	04/25/2023
NFGC-23-1708	5.70	49.50	43.80	3.2	Keats W	70-95	02/22/2024
Including	12.70	13.50	0.80	12.25	Keats W	70-95	02/22/2024
Including	34.00	35.20	1.20	34.47	Keats W	70-95	02/22/2024
Including	37.50	38.05	0.55	12.1	Keats W	70-95	02/22/2024
Including	49.15	49.50	0.35	25.4	Keats W	70-95	02/22/2024
NFGC-23-1765	3.30	26.50	23.20	3.49	Keats W	70-95	02/22/2024
Including	12.90	13.35	0.45	10.5	Keats W	70-95	02/22/2024
NFGC-23-1765	14.30	15.00	0.70	15.95	Keats W	70-95	02/22/2024

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-686	70	-60	206	658053	5427905	Keats West
NFGC-22-833	120	-45.5	221	658033	5428032	Keats West
NFGC-22-945	58	-47	237	657949	5427794	Keats West
NFGC-22-960	120	-45	378	657980	5427948	Keats West
NFGC-22-1010	115	-45	309	657920	5428041	Keats West
NFGC-22-1027	115	-45	210	657876	5428065	Keats West
NFGC-22-1028	49	-53	227	657992	5427768	Keats West
NFGC-22-1040	56	-53	206	657952	5427847	Keats West
NFGC-23-1129	357	-45	170	657989	5427886	Keats West
NFGC-23-1155	203	-61	179	658124	5427975	Keats West
NFGC-23-1708	55	-55	86	658098	5428023	Keats West
NFGC-23-1765	65	-67	68	657879	5428036	Keats West

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The latest drilling results for Keats West are shown in the images below:

Queensway Project – Keats West area plan map (February 22, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Keats West inclined 3-D view with main veins plotted only, looking south (February 22, 2024)

Queensway Project – Keats West cross-section (+/- 25m, looking southeast). (December 6, 2023)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Cokes Drilling

At Cokes, a historic showing located 300m southwest of Keats West on the west side of the AFZ, the Company completed a first-pass program in 2021 which returned the highlight interval of 2.40 g/t over 23.70m in NFGC-21-157. Recently completed follow-up drilling successfully expanded the mineralized zone through a combination of grid and targeted drilling.

This program defined a low-angle and south-dipping gold mineralized structure that is very similar in orientation to the nearby Keats West Zone. Several significant intervals were received and are summarized in the table below, that together span a domain 65m wide by 90m long.

Additional drilling is required to understand the mineralizing controls in this area and to expand on this new discovery.

2024 assay results have been reported in press releases dated February 22, 2024. All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Cokes drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-21-157	10.00	33.70	23.70	2.40	Cokes	40-70	07/06/2021
Including	20.60	24.75	4.15	6.43	Cokes	40-70	07/06/2021
NFGC-21-157	55.20	68.35	13.15	1.69	Cokes	Unknown	07/06/2021
NFGC-21-157	105.00	109.50	4.50	2.04	Cokes	10-40	07/06/2021
NFGC-23-1521	38.60	51.05	12.45	2.21	Cokes	40-70	02/22/2024
NFGC-23-1521	56.25	62.00	5.75	1.37	Cokes	40-70	02/22/2024
NFGC-23-1609	39.90	53.40	13.50	2.75	Cokes	10-40	02/22/2024
NFGC-23-1852	17.10	30.60	13.50	1.94	Cokes	70-95	02/22/2024
NFGC-23-1870	15.45	26.55	11.10	1.76	Cokes	Unknown	02/22/2024
NFGC-23-1870	36.60	45.15	8.55	2.54	Cokes	Unknown	02/22/2024
NFGC-23-1870	49.20	57.10	7.90	3.64	Cokes	70-95	02/22/2024
NFGC-23-1891	35.60	47.40	11.80	4.33	Cokes	70-95	02/22/2024

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-157	120	-45	167	657642	5427535	Cokes
NFGC-23-1521	75	-45	251	657706	5427645	Cokes
NFGC-23-1609	120	-49	200	657706	5427643	Cokes
NFGC-23-1870	334	-45	95	657792	5427603	Cokes
NFGC-23-1852	335	-45	87	657734	5427674	Cokes
NFGC-23-1891	37	-69	143	657772	5427571	Cokes

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Lotto Zone Drilling

The Company has reported several significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3 g/t Au over 2.20m, 41.2 g/t Au over 4.75m, and a third interval of 25.4 g/t Au over 5.15m (reported on October 2, 2020). Following this result, the Lotto Main vein has been systematically tested and expanded by subsequent highlight intercepts summarized in the table below.

The Lotto Zone is comprised of a north-south striking, steeply east-dipping vein (“Lotto Main Vein”) located approximately 200m east of the AFZ and drilling to date on the Lotto Main Vein has confirmed good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast in addition to defining new corridors of high-grade gold contained within the vein.

Continued exploration drilling has expanded the Lotto Main Vein high-grade gold domain to 225m vertical depth and a strike length of 220m. This vein has been intersected at depths of up to 325m vertical and remains open at depth and along strike.

Other veins of note occur between the Lotto Main Vein and the AFZ in a region known as the Lotto Footwall (FW) these include “Sunday” and “Tuesday” veins. A selection of highlight intervals is summarized in the table below.

In 2024, utilizing the seismic data, exploration will continue to test the down-dip extension of the Lotto structure.

2024 assay results have been reported in press releases dated April 17, 2024. All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Lotto drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t	Zone	True Width (%)	Date Released
NFGC-20-17	29.80	32.00	2.20	16.3	Lotto Main	40-70	01/14/2021
NFGC-20-17	35.25	40.00	4.75	41.2	Lotto Main	40-70	10/02/2020
Including	35.25	36.90	1.65	108.7	Lotto Main	40-70	10/02/2020
NFGC-20-17	56.95	70.75	13.80	10.1	Lotto Main	40-70	10/02/2020
Including	56.95	62.10	5.15	25.4	Lotto Main	40-70	10/02/2020
Including	61.00	61.80	0.80	138.3	Lotto Main	40-70	10/02/2020
NFGC-20-44	238.55	245.05	6.50	18.1	Sunday	70-95	01/14/2021
Including	242.10	245.05	2.95	38.7	Sunday	70-95	01/14/2021
NFGC-21-109	152.70	161.50	8.80	19.34	Lotto Main	70-95	03/23/2021
Including	154.20	157.40	3.20	51.31	Lotto Main	70-95	03/23/2021
NFGC-21-201	196.65	208.15	11.50	150.28	Lotto Main	70-95	06/23/2021
Including	197.25	198.85	1.60	30.17	Lotto Main	70-95	06/23/2021
Including	205.00	207.45	2.45	683.14	Lotto Main	70-95	06/23/2021
NFGC-21-233	169.20	171.85	2.65	111.36	Lotto Main	40-70	09/08/2021
NFGC-21-311	294.65	297.45	2.80	76.81	Lotto Main	70-95	09/08/2021
Including	294.65	296.55	1.90	112.51	Lotto Main	70-95	09/08/2021
NFGC-22-552	87.95	89.95	2.00	89.5	Tuesday	70-95	06/08/2022
Including	88.35	88.75	0.40	442	Tuesday	70-95	06/08/2022
NFGC-22-673	206.15	210.00	3.85	151.87	Lotto Main	10-40	09/13/2022
Including	206.15	208.90	2.75	211.71	Lotto Main	10-40	09/13/2022
NFGC-22-684	211.45	226.40	14.95	12.98	Lotto Main	10-40	09/13/2022
Including	216.30	217.00	0.70	25.3	Lotto Main	10-40	09/13/2022
Including	224.30	226.40	2.10	72.35	Lotto Main	10-40	09/13/2022

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-17	300	-45	354	658931	5428990
NFGC-20-44	300	-45	298	658956	5429030
NFGC-21-89	300	-45	294	658968	5429052
NFGC-21-109	300	-45	252	659012	5428912
NFGC-21-201	300	-45	241	659058	5428890
NFGC-21-233	298	-45.5	342	659024	5428935
NFGC-21-311	299	-45.5	321	659107	5428914
NFGC-22-552	300	-45	201	658833	5429014
NFGC-22-673	263	-68	258	658990	5429097
NFGC-22-684	258	-69	237	658983	5429072

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The latest results from the Lotto and Lotto North zones are shown in the long section, plan map, and Lotto cross-section below:

GOLDEN JOINT - EVEREST PLAN MAP
QUEENSWAY NORTH
AFZ NORTH
NEWFOUND
0
250m
NFGC-22-896
1.24 g/t Au / 13.75m
EVEREST
NFGC-22-888
36.7 g/t Au / 3.70m
NFGC-23-1810
26.4 g/t Au / 7.65m
NFGC-23-1886
10.2 g/t Au / 2.25m
NFGC-23-1931
23.1 g/t Au / 5.25m
NFGC-23-1796
2.24 g/t Au / 10.90m
NFGC-24-2063
14.8 g/t Au / 5.00m
NFGC-22-952
198 g/t Au / 2.00m
NFGC-23-1806A
7.25 g/t Au / 4.50m
HONEYPOT
NFGC-23-1783
3.48 g/t Au / 25.30m
NFGC-23-1931
23.1 g/t Au / 5.25m
NFGC-23-1729
27.5 g/t Au / 7.00m
NFGC-23-1810
26.4 g/t Au / 7.65m
K2
NFGC-23-1786
8.69 g/t Au / 12.25m
NFGC-23-1425
119 g/t Au / 4.10m
BLACK
SHALE
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-23-1418
43.1 g/t Au / 2.00m
NFGC-23-1986
17.8 g/t Au / 13.45m
NFGC-23-1447
51.9 g/t Au / 2.85m
NFGC-23-1868
40.0 g/t Au / 2.45m
GLENWOOD SHEAR ZONE
JACKPOT
NFGC-23-1668
1.02 g/t Au / 13.95m
VEGAS
NFGC-23-1627
11.3 g/t Au / 3.65m
NFGC-22-690
37.4 g/t Au / 2.10m
NFGC-23-1848
35.2 g/t Au / 16.85m
NFGC-22-1009
10.5 g/t Au / 2.45m
12.2 g/t Au / 2.00m
NFGC-22-661
33.8 g/t Au / 2.35m
LOTTO NORTH
NFGC-23-1151
12.2 g/t Au / 8.05m
NFGC-23-1156
1.64 g/t Au / 9.95m
NFGC-23-1690
91.9 g/t Au / 2.00m
NFGC-23-1112
1.49 g/t Au / 13.15m
GREYWACKE
NFGC-23-1145
13.0 g/t Au / 4.75m
LOTTO
MONTE CARLO
NFGC-22-673
152 g/t Au / 3.85m
NFGC-21-201
150 g/t Au / 11.50m
POWERLINE
APPLETON FAULT ZONE
NFGC-23-1681
16.6 g/t Au / 2.00m
KEATS-BASELINE FAULT ZONE
NFGC-23-1999
19.4 g/t Au / 2.00m
NFGC-19-03
16.5 g/t Au / 6.10m
NFGC-21-462
69.2 g/t Au / 14.15m
DOME
NFGC-23-1941
187 g/t Au / 2.55m
NFGC-21-241
430 g/t Au / 5.25m
LITTLE
NFGC-23-1927
29.0 g/t Au / 2.50m
NFGC-20-11
1.28 g/t Au / 17.20m
GOLDEN JOINT
ICEBERG ALLEY
SHALE
NFGC-23-1501A
4.91 g/t Au / 8.05m
NFGC-20-71
35.4 g/t Au / 2.70m
ROAD
NFGC-20-12
2.61 g/t Au / 9.60m
NFGC-23-1559
14.4 g/t Au / 2.50m
KEATS-BASELINE FAULT ZONE
KEATS
WEST
NFGC-23-1975
1.85 g/t Au / 10.60m

Queensway Project – Golden Joint to Honeypot area plan map (April 17, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Lotto- Lotto North zones long section, looking northwest (April 17, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

CROSS SECTION
B
NW
B'
SE
NFGC-22-574
NFGC-21-89
NFGC-21-390A
NFGC-21-404A
NFGC-21-424
NFGC-21-437
NFGC-21-89
1.64 g/t Au / 18.80m
BLACK SHALE
NFGC-21-404A
31.63 g/t Au / 2.05m
Including 107.5 g/t Au / 0.6m
NFGC-22-673
152.1 g/t Au / 3.85m
Including 211.9 g/t Au / 2.75m
NFGC-21-437
2.14 g/t Au / 2.00m
2.17 g/t Au / 3.45m
2.05 g/t Au / 2.00m
2.03 g/t Au / 3.00m
SHALE
APPLETON FAULT ZONE
GREYWACKE
GREYWACKE
LEGEND
Drill Holes
Current Assays Reported
Assays Released
Shear Zone
Au Associated Vein
Greywacke
Shale
Au Grade (g/t)
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND
GOLD CORP
0
50
100m
0
100
200
300
400
500
600
700

Queensway Project – Lotto cross-section, +/- 12.5m, looking northeast (September 13, 2022)

Lotto North Drilling

The Lotto North prospect is adjacent (north) to the Lotto prospect in QWN on the east side of the AFZ. Systematic grid drilling testing along the eastern side of the AFZ north of Lotto identified this new gold-bearing structural zone in November 2022 first reporting 33.8 g/t Au over 2.35m in NFGC-22-661, 37.4 g/t Au over 2.10m in NFGC-22-690 and 22.2 g/t Au over 2.20m in NFGC-22-717.

Continued exploration drilling at Lotto North has defined a series of AFZ-typical epizonal-style gold-bearing veins contained within a north-south striking brittle fault zone immediately north of the Lotto prospect. Drilling has expanded the Lotto North gold mineralization and host structure over a strike length of 340m and to a vertical depth of 200m where it starts at surface. The Lotto North structure remains open at depth and is likely the same structure that hosts the Lotto Main vein but has been offset by late faulting in this region. A selection of highlight intervals can be found in the table below.

When combined with the Lotto Main Zone, these high-grade gold-bearing structures have been drill-defined over a total strike length of 630m. Exploration is currently paused at Lotto North while the focus in early 2024 is expanding the Lotto Main Zone at depth utilizing the seismic data.

2024 assay results have been reported in press releases dated April 17, 2024. All previous and 2024 press releases can be found through SEDAR+.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Highlighted assay values and drill hole locations from Lotto North drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-22-646	71.80	80.30	8.50	4.72	Lotto N	40-70	01/10/2023
Including	71.80	72.55	0.75	38.5	Lotto N	40-70	01/10/2023
NFGC-22-661	74.65	77.00	2.35	33.79	Lotto N	40-70	11/02/2022
Including	74.95	75.30	0.35	225	Lotto N	40-70	11/02/2022
NFGC-22-690	69.45	71.55	2.10	37.36	Lotto N	70-95	11/02/2022
Including	70.15	70.85	0.70	109	Lotto N	70-95	11/02/2022
NFGC-22-788	120.70	126.00	5.30	16.12	Lotto N	40-70	01/10/2023
Including	122.00	123.55	1.55	49.63	Lotto N	40-70	01/10/2023
NFGC-22-895	174.65	179.20	4.55	7.2	Lotto N	70-95	05/10/2023
Including	178.60	179.20	0.60	32.56	Lotto N	70-95	05/10/2023
NFGC-22-940	80.25	83.80	3.55	11.13	Lotto N	70-95	05/10/2023
Including	82.15	82.80	0.65	51.7	Lotto N	70-95	05/10/2023

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-646	300	-45	429	659079	5429391	Lotto North
NFGC-22-661	285	-45	396	659079	5429391	Lotto North
NFGC-22-690	270	-42	264	659083	5429446	Lotto North
NFGC-22-788	240	-45	261	659068	5429627	Lotto North
NFGC-22-895	70	-45	243	658848	5429213	Lotto North
NFGC-22-940	90	-45	135	658986	5429329	Lotto North

Jackpot Drilling

On June 22, 2023, the Company announced the discovery of a new zone, “Jackpot” located 600m north of Lotto North and 280m east of the AFZ with the discovery hole of 95.7 g/t Au over 3.25m in NFGC-23-1292 at 20m vertical depth. This hole was drilled as part of a targeted program testing an area of interest between Lotto North and Everest.

Follow-up drilling designed to efficiently determine the orientation of the vein for continued expansion intercepted multiple near-surface high-grade intervals occurring at vertical depths ranging from 20-40m.

Continued expansion drilling has determined that Jackpot is an east-west striking, steeply south-dipping high-grade structure with characteristics similar to the neighbouring Lotto Zone. Additional results received indicate strong high-grade continuity and are presented in the table below.

Reported in Q1 were the outstanding assay results that were received from initial drilling designed to determine the extent of the near-surface high-grade mineralization at Jackpot, increasing the down-plunge extent of the high-grade domain to 155m. A selection of highlight intervals from this drilling can be found in the table below.

The Jackpot structure demonstrates strong continuity of gold mineralization that plunges to the southwest and covers an area averaging 75m wide and 250m long that remains open at depth. Data from the seismic program will guide a deeper drilling program in the future.

2024 assay results have been reported in press release dated April 17, 2024. All previous and 2024 press releases can be found through SEDAR+.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Highlighted assay values and drill hole locations from Jackpot drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-23-1292	27.45	30.70	3.25	95.71	Jackpot	70-95	06/22/2023
Including	27.45	28.30	0.85	352.58	Jackpot	70-95	06/22/2023
Including	29.80	30.70	0.90	12.37	Jackpot	70-95	06/22/2023
NFGC-23-1292	202.55	212.55	10.00	1.88	Everest	40-70	06/22/2023
NFGC-23-1423	20.40	23.10	2.70	146.67	Jackpot	70-95	09/05/2023
Including	20.40	22.50	2.10	188.1	Jackpot	70-95	09/05/2023
Including	21.40	21.80	0.40	699	Jackpot	70-95	09/05/2023
Including	22.10	22.50	0.40	241	Jackpot	70-95	09/05/2023
NFGC-23-1425	36.90	41.00	4.10	118.73	Jackpot	40-70	09/05/2023
Including	36.90	39.00	2.10	229.71	Jackpot	40-70	09/05/2023
NFGC-23-1447	59.20	62.05	2.85	51.93	Jackpot	70-95	10/18/2023
Including	59.20	61.10	1.90	77.82	Jackpot	70-95	10/18/2023
NFGC-23-1488	108.20	117.65	9.45	3.01	Jackpot	40-70	10/18/2023
Including	110.00	110.70	0.70	25.7	Jackpot	40-70	10/18/2023
NFGC-23-1505	76.75	79.75	3.00	18.93	Jackpot	70-95	10/18/2023
Including	78.90	79.75	0.85	61.78	Jackpot	70-95	10/18/2023
NFGC-23-1523	79.25	86.00	6.75	18.23	Jackpot	70-95	11/14/2023
Including	79.25	80.80	1.55	73.76	Jackpot	70-95	11/14/2023
NFGC-23-1627	156.85	160.50	3.65	11.27	Jackpot	70-95	04/17/2024
Including	159.95	160.50	0.55	67.6	Jackpot	70-95	04/17/2024

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1292	300	-45	249	659421	5429886	Jackpot
NFGC-23-1423	0	-71	72	659418	5429888	Jackpot
NFGC-23-1425	270	-72	74	659417	5429884	Jackpot
NFGC-23-1447	340	-62	99	659393	5429840	Jackpot
NFGC-23-1488	14	-60	177	659394	5429803	Jackpot
NFGC-23-1505	355	-48	111	659372	5429801	Jackpot
NFGC-23-1523	12	-65	138	659413	5429830	Jackpot
NFGC-23-1627	356	-60	189	659369	5429743	Jackpot

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The latest results from Jackpot Zone are shown in the long section below:

Queensway Project – Jackpot long section, looking north (April 17, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Honeypot Drilling

On January 10, 2024, the Company announced the discovery of a new zone, “Honeypot”, located 230m north of Jackpot and 1.3km north of Lotto. This discovery was made as a result of a follow-up drill program testing a mineralized fault that was initially identified by grid drilling. A near-surface, brittle fault structure was intersected exhibiting characteristics similar to other epizonal high-grade, gold bearing faults that occur along this segment of the AFZ. Honeypot has a similar east-northeast striking and steeply dipping orientation to the neighbouring Jackpot Zone. Gold found at Honeypot is hosted within a primary fault that has been drill-defined over a strike length of 280m and to a depth of 190m. The high-grade domain shows good continuity and appears to strengthen at depth as demonstrated by several of the highlight intervals summarized in the table below.

Limited drilling has been completed in this area to date and ongoing drilling is targeting its expansion along strike and to depth. Honeypot will be an area of focus in the 2024 drill campaign.

2024 assay results have been reported in a press release dated January 10, 2024. All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Honeypot drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-23-1796	79.80	90.70	10.90	3.67	Honeypot	70-95	04/17/2024
Including	80.35	80.90	0.55	25.6	Honeypot	70-95	04/17/2024
NFGC-23-1806A	57.70	62.20	4.50	7.25	Honeypot	70-95	04/17/2024
Including	57.70	58.60	0.90	12.05	Honeypot	70-95	04/17/2024
Including	59.05	60.00	0.95	17.15	Honeypot	70-95	04/17/2024
NFGC-23-1810	122.85	130.50	7.65	26.35	Honeypot	70-95	01/10/2024
Including	123.60	125.40	1.80	101.72	Honeypot	70-95	01/10/2024
Including	126.30	126.75	0.45	24.06	Honeypot	70-95	01/10/2024
NFGC-23-1828	168.00	182.70	14.70	2.05	Honeypot	70-95	01/10/2024
NFGC-23-1908	191.05	200.10	9.05	1.41	Honeypot	40-70	01/10/2024
NFGC-23-1931	208.00	213.25	5.25	23.05	Honeypot	40-70	01/10/2024
Including	208.75	209.20	0.45	71.42	Honeypot	40-70	01/10/2024
Including	210.10	211.10	1.00	67.99	Honeypot	40-70	01/10/2024
Including	211.80	212.80	1.00	11.39	Honeypot	40-70	01/10/2024
NFGC-24-2063	167.35	172.35	5.00	14.83	Honeypot	Unknown	04/17/2024
Including	167.35	168.25	0.90	70.06	Honeypot	Unknown	04/17/2024

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1796	351	-63	116	659435	5430057	Honeypot
NFGC-23-1806A	293	-57	92	659437	5430057	Honeypot
NFGC-23-1810	297	-50	170	659521	5430060	Honeypot
NFGC-23-1828	299	-45.5	230	659565	5430035	Honeypot
NFGC-23-1908	300	-58	219	659566	5430034	Honeypot
NFGC-23-1931	301	-63.5	240	659567	5430033	Honeypot
NFGC-24-2063	282	-71.5	200	659554	5430100	Honeypot

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Results from Honeypot are shown in the long section below:

Queensway Project – Honeypot long section, looking north (April 17, 2024)

K2 Drilling

On January 10, 2023, the Company reported the intersection of broad gold mineralization west of the AFZ and in close proximity to the Zone 36 prospect during systematic drilling stepping north of Lotto North. This interval graded 3.63 g/t Au over 9.50m in NFGC-22-816. In light of the recent discovery at Keats West, the first major discovery made west of the AFZ, exploration drilling had shifted to targeting two structures identified in a lineament study that had orientations similar to the KBFZ. This work led to the discoveries of K2 and Monte Carlo announced on May 10, 2023. The K2 Fault is located 725m north of Lotto on the west side of the AFZ, adjacent to Zone 36.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Ongoing exploration at K2 has identified a significant structural zone made up of multiple structures and crosscutting vein orientations, that currently has a defined mineralized footprint of 490m long x 395m wide. The gold mineralization begins at surface and has been drill-defined down to a maximum vertical depth of 250m, where it remains open and untested. Much of the gold at K2 is found in the “K2 Main” structure (shown in red in the figure below), a low-angle gold-bearing fault zone starting at surface that dips 30-40° to the southeast which shares a similar dip to Keats West and strike to the Keats-Baseline Fault Zone. This complex network of associated structures forms a mineralized damage zone that averages 65m in thickness.

The K2 structure is interpreted as the master structure whereas the previously discussed “Zone 36” is a related vein occurring in close proximity that was originally exposed in trenching.

One such vein constituent of the greater K2 structure is “Stibnite” vein that has returned several significant intervals, a selection of which are summarized in the table below. Stibnite is a near-surface high-grade vein that has been traced over a current strike length of 105m. This vein contains significant amounts of stibnite, an antimony-bearing sulphide mineral as reflected by the antimony assay results of 0.95% Sb over 12.95m in NFGC-23-1303, and 0.04% Sb over 3.90m in NFGC-23-1391. This is the first time this mineral association has been observed at Queensway North.

The network of cross-cutting veins form thick domains of gold mineralization which is well demonstrated by several highlight intervals hosted by the K2 Main structure including 5.58 g/t Au over 12.35m in NFGC-23-1733 located just 29m from surface, 3.23 g/t Au over 17.65m, 1.45 g/t Au over 17.25m and 1.60 g/t Au over 10.45m in NFGC-23-1552, located a further 220m down-dip, and 5.28 g/t Au over 10.75m in NFGC-23-1626 situated 230m along strike (all reported November 8, 2023).

Deep drilling at K2 reported in July 2024, designed to test both the deep extension of the K2 Main gold structure and a seismic target in a region where the Glenwood Shear Zone (‘GSZ’) is interpreted to intersect the AFZ was successful in both extending the K2 structure to depth and identifying a new zone immediately west of the AFZ in close proximity to the GSZ. NFGC-24-2094 intersected at a vertical depth of 296m, a domain with an increased percentage of mineralized stacked quartz veinlets transitioning to thicker and more massive stylolitic veins, typical of the K2 mineralization style. This interval of 13m starts at 334m downhole and grades 1.11 g/t Au over 2.30m, with anomalous gold throughout. This is interpreted to be the deep down-dip extension of the K2 Zone, extending it by 220m down-dip. This same hole identified a broad low-grade domain in the hanging wall to the AFZ near the AFZ-GSZ intersection comprised of a significant deformation zone with an abundance of quartz veinlets grading 1.50 g/t Au over 7.00m at a vertical depth of 555m. Mineralization in this area is akin to mineralization found at the Keats West Zone.

Exploration will focus on expanding K2, which has been drill-defined to a maximum depth of 296m vertical, where it remains open and untested in addition to looking at areas of interest at depth below this structure. K2 also indicates high-grade potential, and exploration drilling is required to further define these high-grade gold-bearing cross-cutting structures and where they interact with the main K2 Main. Additionally, follow-up drilling is planned to test mineralization identified in the region from K2 to Monte Carlo during the systematic grid drilling campaign.

2024 assay results have been reported in press releases January 31, 2024, April 10, 2024, and July 11, 2024. All previous and 2024 press releases can be found through SEDAR+.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Highlighted assay values and drill hole locations from K2 drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-22-898	176.00	187.00	11.00	3	K2	40-70	05/10/2023
Including	182.20	183.00	0.80	14.8	K2	40-70	05/10/2023
NFGC-22-928	16.40	38.35	21.95	2.22	K2	40-70	11/29/2023
Including	27.50	28.50	1.00	19.71	K2	40-70	11/29/2023
NFGC-22-928	46.45	58.00	11.55	1.92	K2	70-95	11/29/2023
NFGC-22-986	43.70	62.50	18.80	1.44	K2	10-40	05/10/2023
NFGC-23-1303	22.35	35.30	12.95	4.5	K2	70-95	08/28/2023
Including	23.20	24.35	1.15	21.12	K2	70-95	08/28/2023
Including	25.00	25.45	0.45	12.05	K2	70-95	08/28/2023
NFGC-23-1426	29.05	51.00	21.95	1.77	K2	70-95	11/29/2023
NFGC-23-1552	222.20	239.85	17.65	3.23	K2	40-70	11/29/2023
Including	227.55	228.30	0.75	25.2	K2	40-70	11/29/2023
NFGC-23-1552	246.10	256.55	10.45	1.6	K2	40-70	11/29/2023
NFGC-23-1552	266.05	283.30	17.25	1.45	K2	10-40	11/29/2023
NFGC-23-1626	28.30	39.05	10.75	5.28	K2	70-95	11/29/2023
Including	37.65	39.05	1.40	30.88	K2	70-95	11/29/2023
NFGC-23-1630	58.20	66.10	7.90	4.92	K2	70-95	01/31/2024
Including	58.20	58.55	0.35	26.5	K2	70-95	01/31/2024
NFGC-23-1630	129.75	153.20	23.45	1.82	K2	70-95	01/31/2024
NFGC-23-1636	264.60	281.00	16.40	2.79	K2	70-95	11/29/2023
Including	265.25	266.00	0.75	10.28	K2	70-95	11/29/2023
Including	270.70	271.50	0.80	10.18	K2	70-95	11/29/2023
NFGC-23-1647	204.30	207.00	2.70	27.68	K2	Unknown	04/10/2024
Including	205.00	205.60	0.60	124.5	K2	Unknown	04/10/2024
NFGC-23-1647	223.80	237.65	13.85	3.26	K2	70-95	04/10/2024
Including	223.80	224.55	0.75	24.5	K2	70-95	04/10/2024
NFGC-23-1729	55.20	62.20	7.00	27.49	K2	70-95	01/31/2024
Including	55.20	55.70	0.50	370	K2	70-95	01/31/2024
NFGC-23-1733	35.30	47.65	12.35	5.58	K2	70-95	11/29/2023
Including	35.30	36.20	0.90	19.95	K2	70-95	11/29/2023
Including	40.70	41.45	0.75	13.86	K2	70-95	11/29/2023
Including	46.75	47.65	0.90	29.47	K2	70-95	11/29/2023
NFGC-23-1783	10.40	35.70	25.30	3.48	K2	40-70	01/31/2024
Including	10.40	11.00	0.60	12.5	K2	40-70	01/31/2024
Including	12.90	13.20	0.30	42.3	K2	40-70	01/31/2024
NFGC-23-1783	55.00	57.40	2.40	21.96	K2	70-95	01/31/2024
Including	56.00	56.40	0.40	130.5	K2	70-95	01/31/2024
NFGC-23-1786	29.45	41.70	12.25	8.69	K2	70-95	01/31/2024
Including	29.45	30.15	0.70	18.54	K2	70-95	01/31/2024
Including	30.75	31.40	0.65	90.69	K2	70-95	01/31/2024
Including	32.25	33.25	1.00	13.4	K2	70-95	01/31/2024
NFGC-23-1904	72.35	90.80	18.45	3.14	K2	10-40	01/31/2024
Including	86.60	87.45	0.85	17.4	K2	10-40	01/31/2024
NFGC-23-1904	145.30	162.05	16.75	1	K2	Unknown	01/31/2024
NFGC-23-1951	179.00	194.65	15.65	1.71	K2	70-95	04/10/2024
NFGC-23-1986	85.85	88.35	2.50	16.01	K2	70-95	04/10/2024
Including	85.85	86.15	0.30	130.14	K2	70-95	04/10/2024
NFGC-23-1986	167.70	181.15	13.45	17.77	K2	40-70	04/10/2024
Including	172.15	174.30	2.15	93.96	K2	40-70	04/10/2024
Including	180.80	181.15	0.35	17.02	K2	40-70	04/10/2024
NFGC-23-1997	233.15	237.75	4.60	12.69	K2	Unknown	04/10/2024
Including	233.15	234.10	0.95	32.36	K2	Unknown	04/10/2024
Including	234.65	235.15	0.50	27.1	K2	Unknown	04/10/2024
NFGC-23-1997	243.40	290.60	47.20	1.23	K2	70-95	04/10/2024
NFGC-23-2004	152.20	172.00	19.80	1.27	K2	70-95	04/10/2024
NFGC-24-2010	53.70	74.00	20.30	2.9	K2	70-95	04/10/2024
Including	60.90	61.25	0.35	24.34	K2	70-95	04/10/2024
Including	62.00	62.35	0.35	10.54	K2	70-95	04/10/2024
NFGC-24-2094	594.20	601.20	7.00	1.50	Deep Seismic Target	Unknown	07/11/2024

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-898	260	-44	230	658965	5429766	K2
NFGC-22-928	300	-45	206	659051	5429922	K2
NFGC-22-986	330	-45	308	658965	5429767	K2
NFGC-23-1303	345	-60	227	658956	5430041	K2
NFGC-23-1426	345	-45	98	659082	5430012	K2
NFGC-23-1552	300	-45	338	659160	5429773	K2
NFGC-23-1630	345	-64	176	659018	5429881	K2
NFGC-23-1626	345	-45	130	658893	5429932	K2
NFGC-23-1647	300	-45	260	659100	5429749	K2
NFGC-23-1636	300	-47	296	659139	5429668	K2
NFGC-23-1729	0	-45	110	659064	5429990	K2
NFGC-23-1733	0	-45	110	659104	5429987	K2
NFGC-23-1786	75	-45	131	659091	5430008	K2
NFGC-23-1783	20	-50	95	659052	5430044	K2
NFGC-23-1904	17	-58	206	658913	5429819	K2
NFGC-23-1951	48	-46	245	658843	5429662	K2
NFGC-23-1986	39	-46	194	658867	5429772	K2
NFGC-23-1997	60	-45.5	302	658829	5429766	K2
NFGC-23-2004	77	-51	239	658829	5429765	K2
NFGC-24-2010	13	-45	167	658900	5429829	K2
NFGC-24-2094	62	-67	641	658671	5429398	K2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Results from K2 are shown in plan map, 3-D view, cross-section, and long section below:

Queensway Project – K2 area plan map (April 10, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – K2 inclined 3-D view, looking southeast (April 10, 2024)

Queensway Project – K2 3-D cross-section, +/-25m, looking southeast (January 31, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project- Inclined 3-D view of K2 with only the K2 Main structure visible and NFGC-24-2094 (July 11, 2024).

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – K2 long section, looking north (April 10, 2024)

Monte Carlo, Powerline, and Vegas Drilling

On May 10, 2023, the Company announced another new discovery on the west side of the AFZ a further 850m south of K2, a zone now named “Monte Carlo”. The discovery high-grade results of 12.3 g/t Au over 8.05m in NFGC-23-1151 and 13.0 g/t Au over 4.75m in NFGC-23-1145 were found to be hosted by an east-west striking brittle fault zone.

Targeted follow-up drilling has since intersected multiple high-grade gold intervals which are summarized in the table below. The Monte Carlo structure has a strike length of 520m with a depth extent of 160m vertical while the high-grade segment spans 185m of strike.

Exploration work at Monte Carlo has focussed on expanding the highest-grade segment of the fault down dip. Drilling is currently paused and likely to resume later in 2024 utilizing the seismic data to guide deeper drilling.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

On February 29, 2024, the Company introduced the discovery of a new zone now named “Vegas” which is located midway between the Monte Carlo and K2 zones on the west side of the AFZ. The high-grade highlight intercept from Vegas of 35.2 g/t Au over 16.85m in NFGC-23-1848 includes an elevated high-grade sample running 1,910 g/t Au over 0.30m that exhibits significant visible gold over a 3cm length. Vegas was discovered through reconnaissance grid drilling and subsequent, follow-up drilling has identified a high-grade segment of this moderately northeast-dipping fault that appears to link between the Monte Carlo and K2 structures. Additional drilling is planned to expand on this newly identified high-grade domain.

Also announced on February 29, 2024, the Company introduced the “Powerline” Zone which was discovered through reconnaissance grid drilling (West Grid) on the west side of the AFZ a further 800 metres south of Monte Carlo. Drilling encountered a broad gold mineralized shallowly northeast-dipping shear zone with characteristics similar to the neighbouring Keats West Zone. Powerline was first intercepted by grid drilling that returned the highlight intervals of 3.32 g/t Au over 7.00m and 1.85m over 6.30m in NFGC-23-1321. Targeted follow-up drilling intercepted 1.80 g/t Au over 10.55m in NFGC-23-1884, found 50m along strike of the initial discovery. Highly anomalous and low-grade mineralization has been defined over a current strike length of 350m at Powerline and testing has only occurred at shallow depths.

2024 assay results have been reported in press releases dated February 29, 2024. All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Monte Carlo, Powerline and Vegas are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-22-1064	86.55	88.55	2.00	25.77	Monte Carlo	70-95	02/29/2024
Including	87.40	87.90	0.50	92.51	Monte Carlo	70-95	02/29/2024
NFGC-23-1135	49.30	55.55	6.25	7.49	Monte Carlo	70-95	10/11/2023
Including	49.30	49.65	0.35	40	Monte Carlo	70-95	10/11/2023
Including	54.30	55.05	0.75	33	Monte Carlo	70-95	10/11/2023
NFGC-23-1145	61.80	66.55	4.75	13.04	Monte Carlo	70-95	05/10/2023
Including	61.80	62.35	0.55	79.9	Monte Carlo	70-95	05/10/2023
Including	64.15	64.55	0.40	20.1	Monte Carlo	70-95	05/10/2023
NFGC-23-1151	63.25	71.30	8.05	12.21	Monte Carlo	40-70	05/10/2023
Including	65.00	65.60	0.60	51.3	Monte Carlo	40-70	05/10/2023
Including	67.70	68.10	0.40	111	Monte Carlo	40-70	05/10/2023
NFGC-23-1321	46.00	53.00	7.00	3.32	Powerline	40-70	02/29/2024
NFGC-23-1673	59.45	66.70	7.25	6.87	Monte Carlo	40-70	02/29/2024
Including	61.00	62.25	1.25	27.76	Monte Carlo	40-70	02/29/2024
NFGC-23-1683	36.20	38.25	2.05	23.52	Monte Carlo	70-95	10/11/2023
Including	36.20	36.75	0.55	80.95	Monte Carlo	70-95	10/11/2023
NFGC-23-1683	51.55	54.25	2.70	18.85	Monte Carlo	70-95	10/11/2023
Including	52.00	52.35	0.35	131.1	Monte Carlo	70-95	10/11/2023
NFGC-23-1690	166.75	168.75	2.00	91.86	Monte Carlo	40-70	10/11/2023
Including	166.75	167.85	1.10	166.89	Monte Carlo	40-70	10/11/2023
NFGC-23-1848	89.70	106.55	16.85	35.24	Vegas	70-95	02/29/2024
Including	97.40	97.70	0.30	1910	Vegas	70-95	02/29/2024
NFGC-23-1884	43.00	53.55	10.55	1.8	Powerline	40-70	02/29/2024

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1064	330	-50	137	658589	5429172	Monte Carlo
NFGC-23-1135	332	-45	185	658657	5429192	Monte Carlo
NFGC-23-1145	5	-42	173	658659	5429192	Monte Carlo
NFGC-23-1151	300	-45	164	658657	5429196	Monte Carlo
NFGC-23-1321	75	-45	251	658152	5428428	Golden Joint
NFGC-23-1673	0	-70	110	658680	5429208	Monte Carlo
NFGC-23-1683	0	-45	80	658625	5429206	Monte Carlo
NFGC-23-1690	25	-45	219	658618	5429078	Monte Carlo
NFGC-23-1848	200	-75	146	658656	5429521	Monte Carlo
NFGC-23-1884	30	-54.5	75	658212	5428391	Golden Joint

The latest results from Monte Carlo, Powerline, and Vegas zones are shown in the images below:

Queensway Project – Powerline to K2 plan view map (February 29, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Monte Carlo long section, looking northwest (February 29, 2024)

Queensway Project – 3D Cross-Section of AFZ West (looking east, +/- 35m) (February 29, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Golden Joint Drilling

On June 30, 2021, the Company announced the discovery of a new high-grade zone in the footwall of the AFZ approximately 1km north of Keats named the “Golden Joint” with initial highlight intervals of 10.4 g/t Au over 4.85m in NFGC-21-171 and 430 g/t Au over 5.25m in NFGC-21-241. Continued step-out drilling at Golden Joint rapidly expanded the zone and selection of significant intervals are summarized in the table below.

The Golden Joint prospect is comprised of two sub-parallel vein systems (Main Zone and HW Zone) and is located between the Keats and Lotto zones. Golden Joint Main Zone, consists of an approximately north-south striking, steeply west-dipping quartz vein and associated brittle fault in the footwall to the AFZ, whereas the HW Zone forms a network of stock-work style veining that is largely constrained to a thick bed of greywacke and is more distal to the AFZ. The Golden Joint Main vein carries high-grade gold mineralization and has a vertical depth of 305 m, and a strike length of 250 m. The vein has been intersected at depths as great as 385 m and remains open down-dip.

Drilling to date at the Golden Joint Hanging Wall (“HW”) Zone, located immediately east of the Golden Joint Main Zone has extended the zone over a strike length of 185m and to a vertical depth of 150m. A selection of highlight intervals is summarized in the table below.

A drilling program at Golden Joint utilizing a barge drill was recently completed that was designed to test the upper 100m of the Golden Joint Zone that was not reachable from land. This program successfully expanded the Golden Joint Zone to surface and initial results received indicate strong continuity of high-grade gold to surface. The remainder of the program results were received in Q1 2024 and reported on April 17, 2024.

Golden Joint is drill defined from surface down to a vertical depth of 385m, future exploration will focus on expanding mineralization to depth utilizing the seismic data, where it remains open.

2024 assay results have been reported in press release dated April 17, 2024. All previous and 2024 press releases can be found through SEDAR+.

Highlighted assay values and drill hole locations from Golden Joint drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/)	Zone	True Width (%)	Date Released
NFGC-21-171	223.45	228.30	4.85	10.36	Golden Joint Main	40-70	06/30/2021
Including	225.00	226.00	1.00	41.26	Golden Joint Main	40-70	06/30/2021
NFGC-21-225	136.9	139.00	2.10	64.94	Golden Joint HW	40-70	09/30/2021
Including	136.9	137.65	0.75	135.66	Golden Joint HW	40-70	09/30/2021
Including	138.00	139.00	1.00	34.52	Golden Joint HW	40-70	06/30/2021
NFGC-21-225	143.00	145.45	2.45	17.43	Golden Joint HW	70-95	09/30/2021
Including	143.85	144.85	1.00	42.55	Golden Joint HW	70-95	09/30/2021
NFGC-21-274	164.65	166.75	2.10	33.1	Golden Joint HW	10-40	01/06/2022
Including	164.65	165.80	1.15	48.41	Golden Joint HW	10-40	01/06/2022
NFGC-21-307B	349.40	353.90	4.50	16.35	Golden Joint Main	40-70	09/30/2021
Including	351.00	353.90	2.90	24.59	Golden Joint Main	40-70	09/30/2021
Including	351.00	351.45	0.45	16.06	Golden Joint Main	40-70	09/30/2021
Including	352.90	353.90	1.00	63.82	Golden Joint Main	40-70	09/30/2021
NFGC-21-322	271.65	275.90	4.25	15.32	Golden Joint Main	40-70	09/30/2021
Including	272.35	274.75	2.40	25.78	Golden Joint Main	40-70	09/30/2021
NFGC-21-386	424.75	429.10	4.35	68.27	Golden Joint Main	70-95	01/06/2022
Including	426.60	427.50	0.90	320.65	Golden Joint Main	70-95	01/06/2022
NFGC-21-401	450.15	454.00	3.85	85.77	Golden Joint Main	10-40	01/19/2022
Including	450.15	450.70	0.55	594	Golden Joint Main	10-40	01/19/2022
NFGC-21-462	325.75	339.90	14.15	69.15	Golden Joint Main	10-40	03/24/2022
Including	325.75	330.70	4.95	40.36	Golden Joint Main	10-40	03/24/2022
Including	326.30	327.25	0.95	182.5	Golden Joint Main	10-40	03/24/2022
Including	328.10	328.45	0.35	37.9	Golden Joint Main	10-40	05/31/2022
Including	333.30	339.90	6.60	117.85	Golden Joint Main	10-40	03/24/2022
Including	333.30	334.25	0.95	96.1	Golden Joint Main	10-40	03/24/2022
Including	335.85	337.15	1.30	190.63	Golden Joint Main	10-40	03/24/2022
Including	338.00	339.90	1.90	228.03	Golden Joint Main	10-40	03/24/2022
NFGC-22-766	206.85	209.30	2.45	50.3	Golden Joint Main	40-70	01/24/2023
Including	207.20	208.15	0.95	129.5	Golden Joint Main	40-70	01/24/2023
NFGC-23-1123	150.55	152.70	2.15	26.55	Golden Joint HW	40-70	10/23/2023
Including	150.55	150.85	0.30	190.24	Golden Joint HW	40-70	10/23/2023
NFGC-23-1482	15.90	18.00	2.10	24.01	Golden Joint Main	70-95	10/23/2023
Including	17.00	17.35	0.35	140	Golden Joint Main	70-95	10/23/2023
NFGC-23-1482	44.70	47.35	2.65	66.16	Golden Joint Main	70-95	10/23/2023
Including	45.95	46.80	0.85	194	Golden Joint Main	70-95	10/23/2023
NFGC-23-1535	116.50	123.90	7.40	16.54	Golden Joint Main	10-40	10/23/2023
Including	116.50	117.10	0.60	165.13	Golden Joint Main	10-40	10/23/2023
Including	122.15	122.75	0.60	13.09	Golden Joint Main	10-40	10/23/2023
Including	123.50	123.90	0.40	29.08	Golden Joint Main	10-40	10/23/2023
NFGC-23-1585	85.95	88.60	2.65	67.48	Golden Joint Main	10-40	10/23/2023
Including	85.95	87.60	1.65	107.98	Golden Joint Main	10-40	10/23/2023

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-171	300	-45	338	658546	5428356	Golden Joint
NFGC-21-225	298	-45.5	321	658545	5428328	Golden Joint
NFGC-21-274	294	-49	552	658616	5428373	Golden Joint
NFGC-21-307B	298	-47	477	658593	5428358	Golden Joint
NFGC-21-322	299	-46	342	658570	5428313	Golden Joint
NFGC-21-386	298.5	-46.5	582	658634	5428306	Golden Joint
NFGC-21-401	298.5	-46.5	492	658612	5428318	Golden Joint
NFGC-21-462	298	-47.5	486	658590	5428331	Golden Joint
NFGC-22-766	230	-45	327	658523	5428283	Golden Joint
NFGC-23-1123	32	-45	240	658351	5428136	Golden Joint
NFGC-23-1482	150	-66	92	658404	5428350	Golden Joint
NFGC-23-1535	88	-60	149	658360	5428358	Golden Joint
NFGC-23-1585	355	-44	189	658502	5428380	Golden Joint

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The latest results from the Golden Joint prospect are shown in the long section, plan map, and cross-section below:

NFGC-22-788
16.1 g/t Au / 5.30m
BLACK SHALE
NFGC-22-690
37.4 g/t Au / 2.10m
APPLETON FAULT ZONE
NFGC-22-646
4.72 g/t Au / 8.50m
NFGC-23-1145
13.0 g/t Au / 4.75m
NFGC-23-1151
12.2 g/t Au / 8.05m
LOTTO NORTH
MONTE CARLO
NFGC-22-673
8.29 g/t Au / 2.05m
152 g/t Au / 3.85m
7.92 g/t Au / 2.90m
NFGC-22-552
89.5 g/t Au / 2.00m
LOTTO
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-201
19.1 g/t Au / 2.60m
143.4 g/t Au / 11.75m
NFGC-19-03
38.0 g/t Au / 2.60m
DOME
NFGC-22-844
21.1 g/t Au / 7.65m
SHALE
GREYWACKE
GOLDEN JOINT
NFGC-23-1597
21.9 g/t Au / 2.15m
NFGC-20-71
35.4 g/t Au / 2.70m
9.06 g/t Au / 2.95m
NFGC-21-386
68.3 g/t Au / 4.35m
NFGC-23-1528
2.46 g/t Au / 12.00m
ROAD
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
NFGC-23-1585
67.5 g/t Au / 2.65m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-23-1482
24.0 g/t Au / 2.10m
66.2 g/t Au / 2.65m
NFGC-21-181
19.3 g/t Au / 2.15m
11.0 g/t Au / 2.60m
NFGC-23-1535
16.5 g/t Au / 7.40m
NFGC-23-1123
26.6 g/t Au / 2.15m
NFGC-23-1285
21.7 g/t Au / 4.45m
ICEBERG EAST
NFGC-23-1380
29.4 g/t Au / 7.75m
GOLDEN JOINT – LOTTO NORTH PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
GOLDEN JOINT
NEWFOUND GOLD CORP
N
0
100
200m

Queensway Project – Golden Joint – Lotto North plan map (October 23, 2023)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

NFGC-23-1597
21.9 g/t Au / 2.15m
NFGC-23-1482
24.0 g/t Au / 2.10m
66.2 g/t Au / 2.65m
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-22-766
50.3 g/t Au / 2.45m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-23-1123
26.6 g/t Au / 2.15m
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
NFGC-20-66
1.76 g/t Au / 8.95m
NFGC-19-03
38.0 g/t Au / 2.60m
NFGC-22-673
152 g/t Au / 3.85m
NFGC-21-201
19.1 g/t Au / 2.60m
143 g/t Au / 11.75m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-311
76.8 g/t Au / 2.80m
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-646
4.72 g/t Au / 8.50m
A
A'
OPEN
NFGC-23-1585
67.5 g/t Au / 2.65m
NFGC-23-1535
16.5 g/t Au / 7.40m
NFGC-23-1549
3.98 g/t Au / 8.15m
NFGC-23-1528
2.46 g/t Au / 12.00m
OPEN
OPEN
GOLDEN JOINT - DOME - LOTTO LONG SECTION MAP
0
400
800
1200
1600
GROUSE
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
ICEBERG/KEATS NORTH
GOLDEN JOINT
DOME
LOTTO
LOTTO NORTH
JACKPOT
EVEREST
6km

Queensway Project – Golden Joint – Lotto North long section, looking northwest (October 23, 2023)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

B
NW
NFGC-21-255
NFGC-22-723
NFGC-22-650
NFGC-22-716
NFGC-21-171
NFGC-21-181
NFGC-21-187
NFGC-21-462
NFGC-21-326
NFGC-21-401
NFGC-21-386
NFGC-21-414
NFGC-21-181
18.0 g/t Au / 2.00m
NFGC-21-181
5.55 g/t Au / 5.95m
NFGC-21-187
4.96 g/t Au / 6.20m
5.37 g/t Au / 2.00m
APPLETON FAULT ZONE
BLACK SHALE
GOLDEN JOINT HW
SHALE
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
SHEAR ZONE
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-386
68.3 g/t Au / 4.35m
GOLDEN JOINT
GREYWACKE
GJ CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Mafic Dyke
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B'
0
50
100 m
NEWFOUND GOLD CORP
0
100
200
300
400
500
600
700

Queensway Project – Golden Joint cross-section, +/- 12.5m, looking northeast (February 16, 2023)

TCH, Knob (Rocket Vein) and Grouse Drilling

The Trans-Canada Highway (TCH) prospect is located between Keats and Knob.

On January 18, 2023, the Company announced results from its drilling at the TCH prospect where systematic reconnaissance grid drilling south of the Trans-Canada highway along the eastern side of the AFZ identified a new gold-bearing zone called “TCH (Trans Canada Highway)” with intercepts of 79.6 g/t Au over 2.00m in NFGC-22-863, 10.5 g/t Au over 2.45m in NFGC-22-642, and 1.02 g/t Au over 10.70m in NFGC-22-703. This structure is located in the footwall to the AFZ and has been intersected over a strike length of 190m and down to a vertical depth of 300m.

At the TCH prospect, mineralization has been identified in structures located in both the hangingwall (TCW) and footwall (TCH) of the AFZ. Epizonal-style veining is associated with significant brittle faulting and silicification in the siltstones.

Also announced on January 18, 2023, were results from targeted drilling at the Knob prospect which identified a new vein now called “Rocket” located 100m to the northeast. The highlight interval of 12.6 g/t Au over 4.45m in NFGC-22-704 was intersected at a vertical depth of 65m. Subsequent follow-up drilling expanded on this discovery intersecting 49.5 g/t Au over 2.30m in NFGC-22-704 48m along strike (reported on June 20, 2023).

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Further north, exploration at Knob-Quarry, targeting a series of approximately east-west striking structures similar in orientation to the KBFZ, identified significant gold mineralization hosted in and around the greywacke, a coarser-grained sedimentary rock that occurs at Queensway interbedded with the shales and adjacent to the AFZ, with highlight interval NFGC-22-906 returning 20.2 g/t Au over 3.35m (reported on June 20, 2023). This interval is located 150m from surface and 250m east of the AFZ.

The Knob zone is a historical discovery with mineralization hosted within an east-west striking structure largely constrained to greywacke which has been traced over a strike length of 160m and has seen minimal modern-day drilling. Limited drilling has been completed in the Knob prospect area due to other drilling priorities. No immediate follow-up work is scheduled at this time.

On September 20, 2023, the Company announced the results of a first pass program at the Grouse Zone located 2km south of Keats, a historic showing discovered by trenching and tested by limited drilling in the early 2000s. This initial program identified significant gold mineralization akin to the Knob Zone consisting of massive to stockwork-style quartz veins developed within and around a thick bed of greywacke hosted by an east-west striking fault zone located 300m east of the AFZ. Highlight intervals of this program include 3.56 g/t Au over 4.90m in NFGC-22-1005, 1.34 g/t Au over 9.70m in NFGC-22-1047, and 2.32 g/t Au over 5.55m in NFGC-22-1053, along with the presence of visible gold and several additional significant intervals. Mineralization has been identified over an area 100m along strike, starting near surface and reaching a depth of 80m.

The Grouse Zone is now the southernmost gold zone drilled at Queensway North. Measuring from Grouse north to the Everest Zone spans 6.1km of strike where high-grade gold mineralization has been identified through near-surface drilling, indicating that the gold mineralization footprint of the AFZ continues a full 2.7km south of Keats.

All previous and 2024 press releases can be found through SEDAR+.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Highlighted assay values and drill hole locations from TCH and Rocket (Knob) drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone	True Width (%)	Date Released
NFGC-21-142	81.00	86.00	5.00	5.12	Knob	10-40	05/31/2022
Including	81.00	81.85	0.85	22.1	Knob	10-40	05/31/2022
NFGC-22-642	303.45	305.90	2.45	10.45	TCH	40-70	01/18/2023
Including	303.80	304.35	0.55	14.46	TCH	40-70	01/18/2023
Including	305.40	305.90	0.50	32.43	TCH	40-70	01/18/2023
NFGC-22-704	86.60	91.05	4.45	12.63	Rocket	70-95	01/18/2023
Including	88.00	88.45	0.45	118.5	Rocket	70-95	01/18/2023
NFGC-22-863	427.10	429.10	2.00	79.62	TCH	Unknown	01/18/2023
Including	427.10	427.80	0.70	226.46	TCH	Unknown	01/18/2023
NFGC-22-885	278.60	280.80	2.20	7.06	TCH	70-95	01/18/2023
Including	279.50	280.20	0.70	22.01	TCH	70-95	01/18/2023
NFGC-22-906	192.95	196.30	3.35	20.15	Knob	Unknown	06/20/2023
Including	192.95	193.25	0.30	215	Knob	Unknown	06/20/2023
NFGC-22-950	23.50	25.80	2.30	49.45	Rocket	70-95	06/20/2023
Including	24.90	25.40	0.50	227	Rocket	70-95	06/20/2023
NFGC-22-1005	16.60	21.50	4.90	3.56	Grouse	70-95	09/20/2023
Including	18.25	18.80	0.55	17.41	Grouse	70-95	09/20/2023
NFGC-22-1005	43.85	45.85	2.00	8.51	Grouse	10-40	09/20/2023
Including	43.85	44.85	1.00	17.01	Grouse	10-40	09/20/2023
NFGC-22-1005	50.40	52.60	2.20	6.77	Grouse	10-40	09/20/2023
Including	51.20	51.75	0.55	19.14	Grouse	10-40	09/20/2023

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-142	0	-45	220	657138	5425717	Knob
NFGC-22-642	300	-45	500	657636	5426511	TCH (Trans Canada Highway)
NFGC-22-704	100	-50	107	657192	5425868	Rocket
NFGC-22-863	300	-45	472	657573	5426335	TCH (Trans Canada Highway)
NFGC-22-885	120	-70	329	657272	5426509	TCW (Trans Canada West)
NFGC-22-906	165	-45	335	657285	5425980	Rocket
NFGC-22-950	120	-45	185	657218	5425818	Knob
NFGC-22-1005	200	-45	128	656814	5425185	Knob

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The latest results from the TCH, Knob (Rocket Vein) and Grouse are shown the plan map below:

NFGC-21-421
4.49 g/t Au / 3.55m
7.85 g/t Au / 4.85m
NFGC-22-845
4.59 g/t Au / 14.90m
421
NFGC-23-1130
17.8 g/t Au / 8.30m
KEATS MAIN S. EXT.
NFGC-22-550
45.1 g/t Au / 2.25m
TCW
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
NFGC-22-642
10.5 g/t Au / 2.45m
2.00 g/t Au / 2.15m
1.01 g/t Au / 2.00m
TCH
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-22-703
1.02 g/t Au / 10.70m
NFGC-22-704
12.6 g/t Au / 4.45m
BULLET
NFGC-22-906
20.2 g/t Au / 3.35m
ROCKET
NFGC-22-950
49.5 g/t Au / 2.30m
NFGC-21-142
5.12 g/t Au / 5.00m
KNOB
APPLETON FAULT ZONE
NFGC-21-159
8.78 g/t Au / 2.00m
AFZ SOUTH PLAN MAP
Deformation Zone
Fault
Au Vein
Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Property Boundary
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
GROUSE
NEWFOUND
GOLD CORP
GROUSE
NFGC-22-1047
1.34 g/t Au / 9.70m
NFGC-22-1005
3.56 g/t Au / 4.90m
8.51 g/t Au / 2.00m
6.77 g/t Au / 2.20m
NFGC-22-1053
2.74 g/t Au / 2.30m
2.32 g/t Au / 5.55m
2.67 g/t Au / 2.00m
0
100
200m

Queensway Project – Knob to Keats Main South plan map (September 20, 2023)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway North – 3-D Seismic Program

On March 7, 2023, the Company announced the commencement of a 3-D seismic survey being conducted by HiSeis, an Australian-based leader in 3-D seismic technology, responsible for conducting similar surveys at numerous projects globally for the mining sector, including at Agnico Eagle’s Fosterville Mine. This is the first survey of its kind to be conducted on the island of Newfoundland and one of the first in North America. Its implementation will not only aid in the geologic understanding of the Queensway Project but of the entire central Newfoundland gold belt.

The survey was planned to cover an area 5.8km wide and spanning 8km of strike length along the AFZ and JBPFZ, encompassing known significant mineralized zones such as Keats, Keats West, Iceberg, Golden Joint and Lotto, as well as large areas that remain undrilled. This technology provides high-resolution penetration up to 3km below surface, with a coarser resolution to 8km depth.

Drilling completed by the Company to date has primarily focused shallowly on the first 200m from surface and within a 200m window on either side of the AFZ. By collecting seismic data across the known zones, the Company will be able to effectively train a 3-D dataset, with the goal of identifying similar-looking, prospective zones both outside of this narrow window and at depth.

On August 21, 2023, the Company reported that the seismic program acquisition phase had been completed and the program had moved into its final phase of data cleaning, compilation, and interpretation. The survey utilized approximately 20,000 energy source points spaced at 12.5m intervals along 260km of source lines, as well as approximately 25,000 geophone receiver stations, generating 3-D seismic data across a 47km2 grid. Source lines were spaced at 100m intervals and perpendicular receiver lines were constructed at 100m interims to optimize resolution from 200-1,000m in depth, with good resolution penetrating to 3,000m.

The Company is now in possession of the final data products as announced on March 4, 2024, and is currently working with the data. The preliminary seismic interpretation successfully outlines the presence of structures and geological features down to a depth of 2.5km that align with known gold-bearing structures closer to surface, and points to additional lineaments that could represent new and untested structures. A more detailed interpretation is now underway by HiSeis that will include the identification of priority targets. Ongoing interpretation and targeting will continue throughout the lifespan of the project as new data derived from drilling is used to continuously refine and validate the 3-D seismic interpretation for increased targeting effectiveness.

Based on the initial results of the seismic survey, the Company has initiated deep drilling aimed at collecting geological information that will be used to confirm the presence of structures identified in the seismic data and to further train and understand the dataset.

The details of the seismic program have been reported in press releases on March 7, 2023, June 26, 2023, August 21, 2023, and March 4, 2024, found through SEDAR+.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Region Covered by the Seismic Survey (March 2, 2024)

Queensway Project – Extents of the 3-D cube and 2-D seismic lines (March 4,2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project- Keats 3-D cube cross-section (Pre-SDM and Pseudo Relief, looking north), Top:
With interpretation, Bottom: Without interpretation.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Regional Exploration – Queensway South

Starting in June 2020, the Company initiated a field reconnaissance program within the QWS mineral licenses. The objective of this program was to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis. This work has continued each field season through to 2023 and has evolved to include soil sampling and trenching. The goal of these field programs has been to aid in the development of drilling targets for testing in an inaugural diamond drill program which began in 2022.

Highlight results from these field activities include the results from the 2020 field program detailed till survey which were reported August 27, 2020, where the Company announced it had found a new fertile gold region 45km south of the current QWN drill targets.

The Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4km of strike length. Five other gold in till anomalies have been discovered to date within QWS and warrant follow up exploration including Pauls Pond.

At Pauls Pond, an area located approximately 50km south of the Keats Zone, continued prospecting, till and soil sampling, and trenching identified an area with a high concentration of gold anomalies on both sides of the interpreted extension of the AFZ.

In August 2022, a diamond drill was mobilized to the Pauls Pond area to test drill-ready targets generated from the previous field programs, this was the first ever drilling program conducted by NFGC at QWS. This program consisted of 7,255m drilled in 33 holes over 7 target areas including Aztec, Bernards Pond, Devils Trench, Eastern Pond, Goose, Greenwood, and Paul’s Pond.

Twenty-seven of thirty-three drill holes hit significant gold mineralization while ten drill holes contained visible gold across four target areas in this initial drill program. Several new discoveries were made along an 18.5km corridor that were prioritized due to the amount of gold found in the surficial environment; specific targets tested occur on both sides of the AFZ and exhibit a combination of favourable characteristics including elevated Au-in-grab, till, and soil samples.

At Pauls Pond, seventeen drillholes were completed leading to three new discoveries: “Astronaut”, “Nova”, and “Nebula”, as well as the expansion of the historic “Goose” zone. Astronaut and Nova are parallel structures located west of the AFZ that have been traced over 1,600m and 250m of strike length, respectively. At Astronaut and Nova, eight out of nine holes drilled contained visible gold, including highlight interval of 19.0 g/t Au over 3.15m in NFGC-QS-22-20. The Company believes these two zones connect through to the Goose zone, which if confirmed would expand this mineralized corridor to 2.5km in strike length.

Nebula, the third discovery in the Pauls Pond area, is located on the east side of the AFZ and drill testing of a prominent Au-in-soil anomaly with two holes identified significant mineralization that is associated with a near-surface shear zone that returned an initial highlight result of 3.70 g/t Au over 4.30m in NFGC-QS-22-25.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

On the east side of the AFZ drill testing of two trenched Au-in soil and till anomalies led to two new discoveries, “Devils Pond” and “Devils Pond South”. These zones are located 12km apart and all drillholes at both targets intersected broad domains of highly anomalous gold including highlight intervals of 0.47 g/t Au over 8.00m and 0.37 g/t Au over 28.00m in NFGC-QS-22-15 at Devils Pond and 1.01 g/t Au over 8.80m in NFGC-QS-22-30 at Devils Pond South.

On July 26, 2023, the Company announced the commencement of a Phase II diamond drilling program consisting of approximately 10,000m to follow up on results of its inaugural 2022 program and test new targets along an 18.5km long stretch of the AFZ at QWS. This drilling campaign continued into early 2024 and a total of 11,804m were completed the results of which are summarized in the Company’s latest technical report. Notably, drilling extended the mineralization at the Astronaut and Nova zones in the Paul’s Pond area and led to a new discovery in the Bernards Pond area, now named “Camp Zone”. The Camp prospect is defined as multiple gold-bearing shear zones in the Davidsville siltstone immediately east of the AFZ, a similar stratigraphic position to the other discoveries made at QWN. The mineralized shear zones are defined by domains of high strain and an increased density of stylolitic quartz veins that comprise significant concentrations of arsenopyrite and pyrite. Visible gold was observed in several veins.

All previous and 2024 press releases can be found through SEDAR+ in addition to the latest technical report.

Highlighted assay values and drill hole locations from the Queensway South drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone	Date Released
NFGC-QS-22-18	183.00	190.10	7.10	2.13	Astronaut	05/25/2023
Including*	186.00	189.70	3.70	3.85		05/25/2023
NFGC-QS-22-19	197.00	207.00	10.00	1.03	Astronaut	05/25/2023
Including*	199.90	201.95	2.05	4.29		05/25/2023
Including^	199.90	200.55	0.65	11.47		05/25/2023
NFGC-QS-22-20	227.45	232.30	4.85	12.35	Astronaut	05/25/2023
Including*	227.45	230.60	3.15	18.95		05/25/2023
Including^	229.10	229.85	0.75	72.60		05/25/2023
NFGC-QS-22-21	37.00	52.20	15.20	0.81	Nova	05/25/2023
Including*	37.00	46.50	9.50	1.09		05/25/2023
NFGC-QS-22-22	206.15	209.70	3.55	5.17	Astronaut	05/25/2023
Including*	207.30	209.30	2.00	8.88		05/25/2023
Including^	208.30	209.30	1.00	14.69		05/25/2023
NFGC-QS-22-25*	18.55	22.85	4.30	3.70	Nebula	05/25/2023
Including	18.55	21.60	3.05	4.92		05/25/2023
Including	22.25	22.85	0.60	1.29		05/25/2023
NFGC-QS-22-30	70.00	78.80	8.80	1.01	Devils Pond South	05/25/2023
Including*	72.00	78.80	6.80	1.17		05/25/2023
NFGC-QS-24-85*	11.00	13.00	2.00	3.06	Camp	18/04/2024
NFGC-QS-24-85*	15.65	17.75	2.10	1.13		18/04/2024
NFGC-QS-24-85*	141.10	143.70	2.60	1.44		18/04/2024
NFGC-QS-24-88*	175.70	178.00	2.30	3.06	Camp	18/04/2024
Including^	175.70	176.05	0.35	18.27		18/04/2024
NFGC-QS-24-89*	28.1	30.65	2.55	1.01	Camp	18/04/2024
NFGC-QS-24-89*	207	223.8	16.8	1.2		18/04/2024

At Queensway South, host structures are interpreted to be steeply dipping and true widths are unknown at this time, additional drilling is required to assess the true width of intersected vein structures. Composite intervals reported carry a minimum weighted average of 0.25 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 1 g/t Au. *Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. ^Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-QS-22-18	125	-45	335	636772	5391456	Pauls Pond
NFGC-QS-22-19	125	-45	290	636528	5391234	Pauls Pond
NFGC-QS-22-20	125	-45	383	636731	5391485	Pauls Pond
NFGC-QS-22-21	125	-45	275	636434	5391138	Pauls Pond
NFGC-QS-22-22	125	-45	272	636333	5391070	Pauls Pond
NFGC-QS-22-25	135	-45	218	638312	5392358	Pauls Pond
NFGC-QS-22-30	115	-45	101	634043	5385020	Devils Pond South
NFGC-QS-24-85	130	-45	203	634299	5386323	Bernards Pond
NFGC-QS-24-88	300	-45	254	634334	5386131	Bernards Pond
NFGC-QS-24-89	100	-45	257	633991	5386415	Bernards Pond

LOTTO
GOLDEN JOINT
KEATS WEST
KEATS
ICEBERG
1744
H POND
POCKET POND
Gander
APPLETON FAULT
JBP FAULT
JOE'S FEEDER
DOG BAY LINE
PAUL'S POND
GREENWOOD POND
EASTERN POND
APPLETON FAULT
GRUB LINE
QUEENSWAY PROJECT
Town
Transmission Line
Trans-Canada Highway
Regional Fault Zone
Major Fault Zone
Queensway North
Queensway South
Rock Sample (Au g/t)
0.1 - 0.5
0.5 - 3
3 - 10
>10
Till Sample
(Pristine Au Grain Count)
1 - 5
5 - 20
20 - 50
>50
NEWFOUND
GOLD CORP
N
0
5
10
20km

Queensway Project: Gold occurrences in rocks and tills and major prospects

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

MARS
2024: 8 HOLES
POTATO PATCH
2024: 5 HOLES
DEVILS POND
2022: 4 HOLES
NEBULA/TILL RAFT
2022: 2 HOLES
2023: 7 HOLES
ASTRONAUT/NOVA
2022: 10 HOLES
2023: 18 HOLES
GREENWOOD POND
2022: 8 HOLES
GOOSE
2022: 5 HOLES
APPLETON FAULT ZONE
JBP FAULT ZONE
CAMP ZONE
2024: 6 HOLES
DEVILS POND SOUTH
2022: 3 HOLES
EASTERN POND
2022: 1 HOLES
2023: 9 HOLES
GRUB LINE
GOLDEN ELBOW
2023: 3 HOLES
QWS PLAN MAP
DDH Collars
Gold Showings
Major Fault
Property Boundary
Lithology
Bimodal Volcanics; Siltstone; Gabbro
Siltstone & Greywacke
Conglomerate & Greywacke
Graphitic Shale
Siltstone
Conglomerate
Indian Islands Group
Gander Group
Gander River Ultramafic Belt
Felsic Intrusive
Appleton Fault Zone
JBP Fault Zone
PAULS POND
NEWFOUND GOLD CORP
0
2500
5000m

Regional drill targets at QWS

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project - Goose – Nebula plan view map

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Queensway Project – Bernards Pond area plan view map

Regional Exploration – VOA Option

In November 2022, the Company entered into an option agreement which added approximately 6.1km of strike on the AFZ. Beginning in early 2023 a regional exploration program was launched which involved first-pass soil sampling, mapping, and prospecting with the intention of identifying drill-targets for testing in Q3 2023. A first phase of drilling was completed in early 2024 consisting of 6,687m in 27 holes testing 10 different target areas.

Several new gold prospects were identified during this inaugural drill program identifying low-grade to highly anomalous gold in several structures adjacent to the AFZ. This program both confirmed a similar style of epizonal mineralization and geology as seen further south along the AFZ near the QWN discoveries and identified multiple gold zones. The recently acquired Kingsway mineral licenses will enable access along strike of these structures close to the AFZ for follow-up.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Details of the VOA program can be found in the latest technical report.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone	Release Date
NFGC-VO-23-07	31.00	33.00	2.00	0.27	Karate Chop South	18/04/2024
NFGC-VO-23-08	80.00	84.00	4.00	0.65	Karate Chop South	18/04/2024
Including	82.00	83.00	1.00	1.05		18/04/2024
And	145.00	151.00	6.00	0.28		18/04/2024
And	160.00	162.00	2.00	0.36		18/04/2024
And	167.00	170.05	3.05	0.46		18/04/2024
Including	168.00	168.40	0.40	1.18		18/04/2024
And	184.00	188.00	4.00	0.37		18/04/2024
And	199.90	207.30	7.40	0.24		18/04/2024
Including	201.65	202.65	1.00	1.02		18/04/2024
And	220.00	224.00	4.00	0.21		18/04/2024
And	233.00	244.00	11.00	0.41		18/04/2024
Including	233.60	234.50	0.90	1.25		18/04/2024
And	247.00	249.20	2.20	0.10		18/04/2024
NFGC-VO-23-11	81.00	87.00	6.00	0.12	Bigger Vein	18/04/2024
NFGC-VO-23-13*	46.90	49.45	2.55	2.42	Bigger Vein	18/04/2024
Including	46.90	48.55	1.65	3.73		18/04/2024
And	78.75	80.85	2.10	0.33		18/04/2024
Including	79.40	80.00	0.60	1.07		18/04/2024
NFGC-VO-23-15	138.95	142.70	3.75	0.42	Hank1	18/04/2024
Including	140.30	141.00	0.70	1.18		18/04/2024
NFGC-VO-23-17	94.40	100.50	6.10	0.10	Hank1	18/04/2024
NFGC-VO-23-19	330.90	335.40	4.50	0.27	Hank2	18/04/2024
And	340.25	345.50	5.25	0.19		18/04/2024
And	359.00	361.00	2.00	0.11		18/04/2024
And	390.30	392.60	2.30	0.11		18/04/2024
NFGC-VO-23-20	212.85	220.50	7.65	0.20	Bigger Vein 2	18/04/2024
And	244.80	247.25	2.45	0.20		18/04/2024
And	252.20	259.45	7.25	0.21		18/04/2024
NFGC-VO-23-22	79.15	81.45	2.30	0.13	Hank1	18/04/2024
NFGC-VO-23-23	76.75	79.40	2.65	0.21	Home Pond	18/04/2024
And	85.00	87.00	2.00	0.19		18/04/2024
And	138.80	163.60	24.80	0.28		18/04/2024
Including*	151.60	154.00	2.40	1.15		18/04/2024
Including	151.60	153.30	1.70	1.52		18/04/2024
Including	161.15	161.85	0.70	1.33		18/04/2024
And	167.65	184.15	16.50	0.40		18/04/2024
Including*	167.65	169.95	2.30	1.66		18/04/2024
Including	167.65	169.15	1.50	2.53		18/04/2024
And	189.75	196.70	6.95	0.19		18/04/2024
NFGC-VO-23-25	136.00	138.70	2.70	0.34	Hank1	18/04/2024
Including	138.15	138.70	0.55	1.27		18/04/2024
NFGC-VO-24-27	320.15	322.70	2.55	0.33	Hank2	18/04/2024

At Queensway North VOA Option, host structures are interpreted to be steeply dipping and true widths are unknown at this time, additional drilling is required to assess the true width of intersected vein structures. Composite intervals reported carry a minimum weighted average of 0.25 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 1 g/t Au. *Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. ^Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Hole No.	Azimuth (°)	Dip (°)	UTME	UTMN	Length (m)	Prospect
NFGC-VO-23-07	310	-45	663666	5438377	165	Karate Chop South
NFGC-VO-23-08	310	-45	663727	5438397	249	Karate Chop South
NFGC-VO-23-11	100	-45	662116	5435667	308	Bigger Vein
NFGC-VO-23-13	140	-45	662097	5435593	392	Bigger Vein
NFGC-VO-23-15	80	-45	663713	5437590	198	Hank1
NFGC-VO-23-17	110	-60	663713	5437591	222	Hank1
NFGC-VO-23-19	140	-45	663978	5438236	441	Hank2
NFGC-VO-23-20	100	-45	662104	5436002	600	Bigger Vein 2
NFGC-VO-23-22	140	-45	663710	5437594	249	Hank1
NFGC-VO-23-23	110	-45	663522	5438849	251	Home Pond
NFGC-VO-23-25	155	-67	663711	5437596	156	Hank1
NFGC-VO-24-27	140	-45	663896	5438144	402	Hank2

APPLETON FAULT ZONE
BD POND
NFGC-VO-23-23
1.15 g/t Au / 2.40m
1.66 g/t Au / 2.30m
Cracker
HOME POND
FORK IN THE ROAD
NFGC-VO-23-27
0.33 g/t Au / 2.55m
KINGSWAY
KARATE CHOP SOUTH
69 ZONE
NFGC-VO-23-19
0.27 g/t Au / 4.50m
0.19 g/t Au / 5.25m
0.11 g/t Au / 2.00m
0.11 g/t Au / 2.30m
Dropkick
HANK 2
Midway
NFGC-VO-23-08
0.65 g/t Au / 4.00m
0.28 g/t Au / 6.00m
0.24 g/t Au / 7.40m
0.41 g/t Au / 11.00m
NFGC-VO-23-07
0.27 g/t Au / 2.00m
HANK 1
NFGC-VO-23-20
0.20 g/t Au / 7.65m
0.20 g/t Au / 2.45m
0.21 g/t Au / 7.25m
HANK 3
NFGC-VO-23-015
0.42 g/t Au / 3.75m
NFGC-VO-23-017
0.10 g/t Au / 6.10m
NFGC-VO-23-25
0.34 g/t Au / 2.70m
Pristine
BIGGER VEIN 2
NFGC-VO-23-22
0.13 g/t Au / 2.30m
VOA
JBP FAULT ZONE
BIGGER VEIN
Big Vein
NFGC-VO-23-011
0.12 g/t Au / 6.00m
NFGC-VO-23-013
2.42 g/t Au / 2.55m
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Current Assays Reported
Property Boundary
Kingsway Gold Showing
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND
GOLD CORP
0
500
1,000m

Queensway Project – VOA Option area plan view map (April 18, 2024)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Sampling, Sub-sampling and Laboratory

All drilling recovers HQ core. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. As of February 2024, gold analysis at ALS has been performed by photon assay. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS for fire assay, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is weighed into multiple jars and submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2024 and December 31, 2023:

	Newfoundland
Six months ended June 30, 2024	Queensway $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2023	9,014,478	78,709	9,093,187
Additions:
Acquisition costs	51,246	-	51,246
Claim staking and license renewal costs	3,400	-	3,400
Balance as at June 30, 2024	9,069,124	78,709	9,147,833

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2023	215,285,192	574,857	215,860,049
Assays	3,926,384	-	3,926,384
Drilling	10,164,148	-	10,164,148
Environmental studies	472,882	-	472,882
Geochemistry	123,744	-	123,744
Geophysics	413,230	-	413,230
Imagery and mapping	90,197	350	90,547
Metallurgy	686,082	-	686,082
Office and general	352,979	-	352,979
Other	768,437	-	768,437
Permitting	261,331	-	261,331
Property taxes, mining leases and rent	87,166	-	87,166
Reclamation	352,483	-	352,483
Salaries and consulting	5,037,563	-	5,037,563
Seismic survey	117,583	-	117,583
Supplies and equipment	761,070	-	761,070
Travel and accommodations	386,681	-	386,681
Technical reports	58,027	-	58,027
Trenching	344,164	-	344,164
Exploration cost recovery	(115,500)	-	(115,500)
	24,288,651	350	24,289,001
Cumulative exploration expense – June 30, 2024	239,573,843	575,207	240,149,050

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

	Newfoundland
Six months ended June 30, 2023	Queensway $	Other $	Ontario $	Total $
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Acquisition costs	8,034	-	-	8,034
Claim staking and license renewal costs	2,400	-	-	2,400
Disposals
Disposal of exploration and evaluation assets	-	-	(264,000)	(264,000)
Impairment of exploration and evaluation assets	-	-	(8,000)	(8,000)
Balance as at June 30, 2023	8,627,127	47,916	-	8,675,043

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	6,974,586	3,316	-	6,977,902
Drilling	22,168,938	-	-	22,168,938
Environmental studies	486,221	-	-	486,221
Geochemistry	422,147	-	-	422,147
Geophysics	382,837	-	-	382,837
Imagery and mapping	136,868	-	-	136,868
Metallurgy	97,261	-	-	97,261
Office and general	478,422	-	144	478,566
Permitting	131,738	-	-	131,738
Property taxes, mining leases and rent	112,110	-	4,165	116,275
Reclamation	569,577	-	-	569,577
Salaries and consulting	6,256,033	10,103	13,850	6,279,986
Seismic survey	4,862,366	-	-	4,862,366
Supplies and equipment	2,784,929	-	480	2,785,409
Technical reports	55,025	-	-	55,025
Travel and accommodations	701,796	309	155	702,260
Exploration cost recovery	(45,450)	-	-	(45,450)
	46,575,404	13,728	18,794	46,607,926
Cumulative exploration expense – June 30, 2023	167,877,722	553,726	3,446,828	171,878,276

Overall Performance and Results of Operations

Total assets decreased to $79,522,204 at June 30, 2024, from $84,579,493 at December 31, 2023, primarily as a result of a decrease in cash of $1,658,231, investments of $1,125,457, sales taxes recoverable of $1,795,942 and investment in Kirkland Lake Discoveries Corp. of $740,380. The most significant assets at June 30, 2024 were cash of $52,226,578 (December 31, 2023: $53,884,809), investments of $2,471,135 (December 31, 2023: $3,596,592), exploration and evaluation assets of $9,147,833 (December 31, 2023: $9,093,187), investment in Kirkland Lake Discoveries Corp. of $2,120,870 (December 31, 2023: $2,861,250), property and equipment of $7,591,166 (December 31, 2023: $7,638,608) and secured notes of $2,581,577 (December 31, 2023: $2,454,300). Cash decreased by $1,658,231 during the six months ended June 30, 2024 primarily as a result of cash used in operating activities of $26,720,194, partially offset by gross proceeds from the issuance of common shares in the Company’s prospectus offerings of $26,238,689 net of share issue costs of $749,336.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Six months ended June 30, 2024 and 2023

During the six months ended June 30, 2024, loss from operating activities decreased by $22,819,479 to $28,749,908 compared to $51,569,387 for the six months ended June 30, 2023. The decrease in loss from operating activities is largely due to:

-	A decrease of $22,318,925 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $24,289,001 for the six months ended June 30, 2024 compared to $46,607,926 for the six months ended June 30, 2023. The Company completed approximately 46,047 meters of drilling in 232 holes during the six months ended June 30, 2024 compared to completing approximately 114,561 meters of drilling in 503 holes at its Queensway project and incurring higher costs in connection with its 3D seismic survey during the six months ended June 30, 2023.

-	A decrease of $292,346 in share-based compensation. Share-based compensation was $626,389 for the six months ended June 30, 2024 compared to $918,735 for the six months ended June 30, 2023. The decrease is due to 104,000 stock options granted, of which 24,000 vested, and the continued vesting of previously granted stock options with a total value of $626,389 during the six months ended June 30, 2024 compared to the continued vesting of previously granted stock options, with a total value of $918,735, during the six months ended June 30, 2023.

-	A decrease of $285,852 in corporate development and investor relations. Corporate development and investor relations was $389,116 for the six months ended June 30, 2024 compared to $674,968 for the six months ended June 30, 2023. The decrease is due to less corporate development and investor relations activities undertaken during the six months ended June 30, 2024.

The decrease in loss from operating activities was partially offset by:

-	An increase of $304,915 in salaries and consulting. Salaries and consulting were $1,464,679 for the six months ended June 30, 2024 compared to $1,159,764 for the six months ended June 30, 2023. The increase is due to higher overall compensation paid to key management personnel during the six months ended June 30, 2024 compared to lower overall compensation paid to key management personnel during the six months ended June 30, 2023.

Other items

For the six months ended June 30, 2024, other income was $3,472,814 compared to $15,580,437 for the six months ended June 30, 2023. The $12,107,623 decrease is largely due to:

-	A decrease of $6,481,485 in settlement of flow-through share premium liability. Settlement of flow-through share premium liability was $5,906,474 as a result of less qualifying Canadian exploration expenses incurred for the six months ended June 30, 2024 compared to $12,387,959 for the six months ended June 30, 2023. The Company incurred $21,627,242 of qualifying Canadian exploration expenses and derecognized $5,906,474 of its flow-through share premium liability during the six months ended June 30, 2024.

-	An increase of $557,312 in loss from equity investment. Loss from equity investment in Kirkland Lake Discoveries Corp was $740,380 for the six months ended June 30, 2024 compared to $183,068 for the six months ended June 30, 2023. The increase is due to the Company’s share of comprehensive loss for the entire six months ended June 30, 2024 as 32.29% equity owner in Kirkland Lake Discoveries Corp. compared to the period from May 25, 2023 to June 30, 2023.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

-	A decrease of $4,217,935 in gain on sale of exploration and evaluation assets. The Company did not sell any exploration and evaluation assets during the six months ended June 30, 2024 compared to a recognized gain of $4,217,935 on the sale of its Lucky Strike project for total non-cash consideration having a fair value of $4,657,482 during the six months ended June 30, 2023.

-	An increase of $1,750,100 in settlement of legal claim. The Company issued 370,000 common shares with a value of $1,750,100 during the six months ended June 30, 2024 pursuant to a settlement agreement resolving the lawsuit that was filed against the Company by ThreeD Capital Inc. and 1313366 Ontario Inc.

-	An increase of $629,039 in Part XII.6 tax. Part XII.6 tax was $629,039 for the six months ended June 30, 2024 compared to $Nil for the six months ended June 30, 2023. The Company incurred $629,039 in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rules, in accordance with the Income Tax Act of Canada during the six months ended June 30, 2024.

The decrease in other income was partially offset by:

-	A decrease of $1,393,408 in unrealized losses on investments. Unrealized losses on investments were $1,047,216 for the six months ended June 30, 2024 compared to $2,440,624 in unrealized losses on investments for the six months ended June 30, 2023. The decrease is due to changes in the fair values of investments held at June 30, 2024 and 2023.

The Company recorded loss and comprehensive loss of $25,277,094 or $0.13 basic and diluted loss per share for the six months ended June 30, 2024 (June 30, 2023: $35,988,950 or $0.20 basic and diluted loss per share).

Three months ended June 30, 2024 and 2023

During the three months ended June 30, 2023, loss from operating activities decreased by $14,874,567 to $12,236,607 compared to $27,111,174 for the three months ended June 30, 2023. The decrease in loss from operating activities is largely due to:

-	A decrease of $14,833,403 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $10,127,738 for the three months ended June 30, 2024 compared to $24,961,141 for the three months ended June 30, 2023. The Company completed approximately 17,635 meters of drilling in 50 holes at its Queensway Project during the three months ended June 30, 2024 compared to completing approximately 64,237 meters of drilling in 287 holes and incurring higher costs in connection with the Company’s 3D seismic survey during the three months ended June 30, 2023.

-	A decrease of $312,997 in share-based compensation. Share-based compensation was $75,491 for the three months ended June 30, 2024 compared to $388,488 for the three months ended June 30, 2023. The decrease is due to 40,000 stock options granted, of which 4,000 vested, and the continued vesting of previously granted stock options with a value of $75,491 during the three months ended June 30, 2024 compared to the continued vesting of previously granted stock options, with a total value of $388,488, during the three months ended June 30, 2023.

The decrease in loss from operating activities was partially offset by:

-	An increase of $386,197 in salaries and consulting. Salaries and consulting were $921,847 for the three months ended June 30, 2024 compared to $535,650 for the three months ended June 30, 2023. The increase is due to higher overall compensation paid to key management personnel during the three months ended June 30, 2024 compared to lower overall compensation paid to key management personnel during the three months ended June 30, 2023.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Other items

For the three months ended June 30, 2024, other income was $141,725 compared to $11,174,567 for the three months ended June 30, 2023. The $11,032,842 change is largely due to:

-	A decrease of $4,433,805 in settlement of flow-through share premium liability. Settlement of flow-through share premium liability was $2,499,562 as a result of less qualifying Canadian exploration expenses incurred for the three months ended June 30, 2024 compared to $6,933,367 for the three months ended June 30, 2023. The Company incurred $9,152,439 of qualifying Canadian exploration expenses and derecognized $2,499,562 of its flow-through share premium liability during the three months ended June 30, 2024.

-	A decrease of $4,217,935 in gain on sale of exploration and evaluation assets. The Company did not sell any exploration and evaluation assets during the three months ended June 30, 2024 compared to a recognized gain of $4,217,935 on the sale of its Lucky Strike project for total non-cash consideration having a fair value of $4,657,482 during the three months ended June 30, 2023.

-	An increase of $1,750,100 in settlement of legal claim. The Company issued 370,000 common shares with a value of $1,750,100 during the three months ended June 30, 2024 pursuant to a settlement agreement resolving the lawsuit that was filed against the Company by ThreeD Capital Inc. and 1313366 Ontario Inc.

-	An increase of $340,472 in Part XII.6 tax. Part XII.6 tax was $340,472 for the three months ended June 30, 2024 compared to $Nil for the three months ended June 30, 2023. The Company incurred $340,472 in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rules, in accordance with the Income Tax Act of Canada during the three months ended June 30, 2024.

The Company recorded loss and comprehensive loss of $12,094,882 or $0.06 basic and diluted loss per share for the three months June 30, 2024 (three months ended June 30, 2023: $15,936,607 or $0.09 basic and diluted loss per share).

Summary of Quarterly Results

	2024				2023								2022
	Jun. 30 $		Mar. 31 $		Dec. 31 $		Sep. 30 $		Jun. 30 $		Mar. 31 $		Dec. 31 $		Sep. 30 $
Revenues	-		-		-		-		-		-		-		-
Loss and comprehensive loss for the period	(12,094,882	)(2)	(13,182,212	)(3)	(20,544,297	)(4)	(23,357,516	)(5)	(15,936,607	)(6)	(20,052,343	)(7)	(24,658,958	)(8)	(18,627,388)
Loss per Common Share Basic(1)	(0.06)		(0.07)		(0.11)		(0.13)		(0.09)		(0.11)		(0.14)		(0.11)
Loss per Common Share Diluted(1)	(0.06)		(0.07)		(0.11)		(0.13)		(0.09)		(0.11)		(0.14)		(0.11)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

(2)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $4,033,525 and a decrease in share-based compensation of $475,407, partially offset by an increase in salaries and consulting of $379,015, a decrease in settlement of flow-through share premium liability of $907,350, settlement of legal claim of $1,750,100 and an increase in unrealized losses on investments of $435,708.

(3)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $6,323,876 and a decrease in impairment of equity investment of $1,000,237, partially offset by an increase in share-based compensation of $344,292.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

(4)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $6,460,073 and a decrease in unrealized losses on investments of $1,525,529, partially offset by a decrease in settlement of flow-through share premium of $3,968,911 and an increase in impairment of equity investment of $1,000,237.

(5)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,984,071, an increase in salaries and consulting of $382,246, an increase in unrealized losses on investments of $1,052,805, partially offset by a decrease in gain on sale of exploration and evaluation assets of $4,217,935.

(6)	Decrease in loss and comprehensive loss from prior quarter primarily driven by an increase in gain on sale of exploration and evaluation assets of $4,217,935, an increase in settlement of flow-through share premium of $1,478,775, a decrease in unrealized losses on investments of $1,382,266 and a decrease in professional fees of $382,614, partially offset by an increase in exploration and evaluation expenditures of $3,314,356.

(7)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in share-based compensation of $6,514,473 and an increase in settlement of flow-through share premium of $774,982, partially offset by an increase in unrealized losses on investments of $2,724,750 and an increase in exploration and evaluation expenditures of $489,264.

(8)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,438,747, an increase in share-based compensation of $6,148,741, partially offset by a decrease in realized losses on sale of investments of $1,037,858 and an increase in unrealized gains on investments of $1,104,121.

Liquidity and Capital Resources

As at June 30, 2024, the Company had cash of $52,226,578 to settle current liabilities of $11,361,181. As at June 30, 2024, the Company must also spend $23,873,181 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through share premium liability of $6,519,848.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at June 30, 2024, the Company has a working capital surplus, calculated as current assets less current liabilities, of $46,231,034, consisting primarily of cash, and had negative cash flow from operating activities of $26,720,194 for the six months ended June 30, 2024.

The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Although the Company presently has sufficient financial resources to cover its existing obligations and operating costs, the Company expects to require further funding in the longer term to fund its planned programs for the next year. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items cast significant doubt as to the Company’s ability to continue as a going concern.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely from equity financing. The Company does not have bank debt or banking credit facilities in place as at the date of this report.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

As at June 30, 2024, the Company had the following contractual obligations:

Contractual obligations	Total $	1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Accounts payable and accrued liabilities	4,809,526	4,809,526	-	-	-
Lease obligations	286,740	46,007	23,898	22,534	194,301
Total contractual obligations	5,096,266	4,855,533	23,898	22,534	194,301

Property Option Agreement

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located near Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;

•	$200,000 (paid) and 39,762 common shares (issued) on or before November 2, 2023;

•	$250,000 and 69,583 common shares on or before November 2, 2024;

•	$300,000 and 89,463 common shares on or before November 2, 2025;

•	$600,000 and 129,224 common shares on or before November 2, 2026; and

•	$800,000 and 119,284 common shares on or before November 2, 2027.

At-the-Market Distributions (“ATM”) Program

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Assuming net proceeds of the maximum of US$100,000,000 (less commissions) on or before the expiry of the prospectus on August 22, 2024, the Company intends to use the net proceeds of the offering as follows:

Uses of Funds:	Intended Use of Proceeds (Estimated) $
Exploration and drilling at the Queensway Project and commissioning of mineral resource estimate	US$51,000,000 to US$85,000,000
General, corporate and administrative expenses	US$10,000,000 to US$15,000,000
Total Uses	US$100,000,000 (less commission)

Although the Company intends to use the net proceeds from the offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on the amount raised, the time periods in which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.

During the six months ended June 30, 2024, the Company sold 5,487,242 common shares of the Company under the ATM program at an average price of $4.78 for gross proceeds of $26,238,689 or net proceeds of $25,402,040, and paid an aggregate commission of $616,752.

As at June 30, 2024 and as at the date of this report, the Company completed $51,768,704 of the ATM program and has used $12,967,922 for general, corporate and administrative expenses, and $12,673,217 for its Queensway project work programs.

Prior Financings

November 6, 2023 Financing – Net Proceeds of $53,028,996

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company paid share issuance costs of $2,977,254 in cash, of which $2,357,908 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $15,295,500.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at June 30, 2024 $
Queensway Project work program	56,006,250	32,133,069	(23,873,181)
Total Uses	56,006,250	32,133,069	(23,873,181)

Outstanding Share Data

During the six months ended June 30, 2024, the Company sold 5,487,242 common shares of the Company under the ATM program at an average price of $4.78 for gross proceeds of $26,238,689 or net proceeds of $25,402,040, and paid an aggregate commission of $616,752.

During the six months ended June 30, 2024, the Company issued 370,000 common shares with a value of $1,750,100 pursuant to a legal claim settlement agreement.

During the six months ended June 30, 2024, 175,000 stock options were exercised at a weighted average exercise price of $0.50 per share for gross proceeds of $87,500.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Subsequent to June 30, 2024, the Company issued 5,263,157 common shares pursuant to the acquisition of the Kingsway Project and 300,000 common shares pursuant to the acquisition of certain royalty interests at the Company’s Queensway project.

Subsequent to June 30, 2024, 28,000 stock options with an exercise price of $8.04 per share, and 8,000 stock options with an exercise price of $5.68 per share expired.

As at June 30, 2024, there were 192,905,254 common shares issued and outstanding. As at the date of this report, there were 198,468,411 common shares issued and outstanding.

As at June 30, 2024, there were 12,186,000 stock options and no warrants outstanding. As at the date of this report, there were 12,150,000 stock options and no warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024 $	2023 $	2024 $	2023 $
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	4,500	4,500	9,000	9,000
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	44,379	16,853	87,964	16,853

(i)            EarthLabs Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)           Notz Capital Corp. is a related entity of the Executive Chairman and Chief Executive Officer.

As at June 30, 2024 and December 31, 2023, there were no amounts payable to related parties. As at June 30, 2024, prepaid expenses and deposits includes $7,662 (December 31, 2023 - $Nil) in advances to EathLabs Inc. for corporate development and investor relations expenses.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Three months ended June 30, 2024	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	97,200	-	129,600	226,800
President	68,040	-	90,720	158,760
Chief Financial Officer	29,160	-	38,880	68,040
Chief Operating Officer	65,680	-	84,240	149,920
Chief Development Officer	84,240	25,818	112,320	222,378
Non-executive directors	54,000	-	-	54,000
Total	398,320	25,818	455,760	879,898

Three months ended June 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	97,200	-	-	97,200
President	68,040	-	-	68,040
Chief Financial Officer	29,160	-	-	29,160
Chief Operating Officer	63,180	-	-	63,180
Chief Development Officer	84,240	60,729	-	144,969
Non-executive directors	54,000	-	-	54,000
Total	395,820	60,729	-	456,549

Six months ended June 30, 2024	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	194,400	-	129,600	324,000
President	136,080	-	90,720	226,800
Chief Financial Officer	58,320	-	38,880	97,200
Chief Operating Officer	128,860	-	84,240	213,100
Chief Development Officer	168,480	59,297	112,320	340,097
Non-executive directors	108,000	-	-	108,000
Total	794,140	59,297	455,760	1,309,197

Six months ended June 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	194,400	-	-	194,400
President	136,080	-	-	136,080
Chief Financial Officer	58,320	-	-	58,320
Chief Operating Officer	126,360	-	-	126,360
Chief Development Officer	168,480	143,646	-	312,126
Non-executive directors	108,000	-	-	108,000
Total	791,640	143,646	-	935,286

As at June 30, 2024, there was $20,486 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2023 - $18,888). The amounts are unsecured, non-interest bearing and without fixed terms of repayment. Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital. There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations.

The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.

The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit. The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason.

Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk. In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies. The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation.

There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Province of Newfoundland and Labrador.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation.

While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities.

Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refuted each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim. The action progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company had amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case.

On June 5, 2024, the Company entered into a Settlement Agreement, pursuant to which the Plaintiffs received a total of 3,750,000 common shares of the Company from the Defendants. Palisades transferred 2,607,434 common shares of the Company to ThreeD and 772,566 common shares of the Company to 131. The Company issued 285,429 common shares to ThreeD and 84,571 common shares to 131 with a total value of $1,750,100 recorded in the condensed interim statement of loss and comprehensive loss for the three and six months ended June 30, 2024. The Settlement Agreement resolves the lawsuit completely, does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest.

There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring.

The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

The Company’s financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business.

Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all.

Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.

The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Policies and Estimates

The Company prepares its financial statements using accounting policies consistent with IFRS as issued by the IASB.

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing the condensed interim financial statements for the three and six months ended June 30, 2024 and 2023, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited financial statements for the year ended December 31, 2023.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to the credit resulting from its investment in Maritime secured notes, in which case the maximum exposure to is the full value of the secured notes of $2,581,577 at June 30, 2024. Interest receivable on the Maritime secured notes is collected quarterly. Sales taxes recoverable is due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2023.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2024, the Company has total liabilities of $11,430,249 and cash of $52,226,578 which is available to discharge these liabilities (December 31, 2023 – total liabilities of $19,076,473 and cash of $53,884,809). As at June 30, 2024, the Company must spend another $23,873,181 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through liability of $6,519,848.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2023.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at June 30, 2024 would change the Company’s net loss by $405,951 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, the interest rate risk is not material.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at June 30, 2024 would change the Company’s net loss by $247,113 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2023.

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “appears”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, “initial”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements.

These forward-looking statements include, among other things, statements relating to the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the conflict in Ukraine.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

As of the date of this MD&A, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 and 2023

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.